FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For August 10, 2005

Commission File Number: 333-122268

MASTELLONE BROTHERS INC.
(Translation of registrant's name into English)

MASTELLONE HERMANOS S.A.
E. Ezcurra 365, Piso 2, Of. 310
(C1107CLA) Buenos Aires, Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:         Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:         No:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:         No:

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:         No:

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TABLE OF CONTENTS

1.	Management's Discussion and Analysis of Financial Condition and Results of Operations for the six-month period ended June 30, 2005.

2.	English translation of the Unaudited Consolidated Interim Financial Statements of Mastellone Hermanos S.A. and the notes thereto as of and for the six-month period ended June 30, 2005 that was filed with the Argentine Comisión Nacional de Valores.

MASTELLONE HERMANOS. S.A.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS FOR THE
SIX-MONTH PERIOD ENDED JUNE 30, 2005

General

The following discussion and analysis should be read in conjunction with the unaudited consolidated interim financial statements of Mastellone Hermanos S.A. and notes thereto as of or for the six-month period ended June 30, 2005, accompanying this report. The following discussion contains certain forward-looking statements, within the meaning of the "safe-harbor" provisions of the Private Securities Reform Act of 1995, the attainment of which involves various risks and uncertainties. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management's beliefs and certain assumptions made by us. Forward-looking statements may be identified by the use of forward-looking terminology such as "may", "will", "expect", "believe", "estimate", "anticipate", "continue", or similar terms, variations of these terms or the negative of those terms. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results may differ materially from those described in these forward-looking statements due to among other factors, competition in our product markets, dependence on suppliers, our manufacturing experience, and production delays or inefficiencies. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

We are one of the two biggest dairy companies in Argentina, and the leader for fresh dairy products in that country. Our main markets are the Argentine domestic retail market and the export market. We (and our predecessors) have been active in the Argentine domestic market for more than 75 years and have been exporting dairy products (mainly powdered milk) for about 30 years. Therefore, we are affected by developments in the Argentine dairy sector as well as developments in the Argentina's economic and financial situation. Also, due to our commercial activities in Brazil, we could also be affected by developments in the Brazil's economic and financial condition, although to a lesser extent than in the case of Argentina. Some of the main drivers affecting our economic and financial performance are the following:

•	Raw milk availability: We are affected by the availability of raw milk. We could be affected both in case of shortages, which could lead to the interruption of our export business and a reduction in volumes in the domestic market or a sharp increase in costs if we need to purchase imported raw milk (as happened in the period from 1991 to 1993) or excesses in raw milk production, which, if it exceeds the powdered milk production capacity of the Argentine dairy companies (which determines their overall export capacity) could result in oversupply to the domestic market and a sharp decrease in selling prices, as happened in the period from 1999 to 2000. The availability of raw milk also affects the price paid to the dairy farmers, and affects our margins as well.

•	Selling prices: Purchasing power of the Argentine population affects the final price we can obtain for our products in the country. International prices, which are entirely out of our control, are subject to significant fluctuations due to changes in the relationship between supply and demand and ultimately to the global economic conditions.

•	Financial facilities: We may need to use financial facilities (a) to provide working capital, for example, increase in inventories during spring, when raw milk production reaches its highest point in the year, (b) to refinance a portion of our existing financial debt, or (c) to make capital expenditures. If we are unable to establish these facilities our financial position could be affected and our commercial activities could be impaired.

•	Developments in the Argentine economy: We are exposed to the developments in the Argentina's economy, including, but not limited to, inflation and devaluation rates, export duties, taxes, and eventually prices controls.

•	Developments in the Brazilian economy: We are exposed to the developments in the Brazil's economy, principally inflation and devaluation rates as those can affect our prices in Brazil.

Comparison of Results of Operations for the Six-Month Periods Ended June 30, 2005 and 2004.

Net Sales.    Our net sales can be divided into two principal components: sales in the Argentine domestic market, and export and foreign sales.

Net Sales – Argentine Domestic Market.    During the six-month period ended June 30, 2005, our sales in the domestic market increased Ps.132.7 million, or 24.8%, as compared to the same period of 2004, from Ps.535.3 million to Ps.668.0 million. Such increase is primarily the result of (i) an increase of 13.6% in physical volumes sold, and (ii) a 9.8% period-to-period increase in average prices and product mix. The increase in physical volumes sold was mainly attributable to an increase in domestic consumption, while the price increase is due to higher prices and an increase of the sales of our premium brands as a percentage of total sales.

Net Sales – Exports and Foreign Sales.    During the six-month period ended June 30, 2005, exports and foreign sales increased Ps.5.7 million, or 6.8%, as compared to the same period of 2004, from Ps.84.1 million to Ps.89.8 million, primarily as a consequence of (i) an increase in foreign sales (that is, those made by our subsidiary Leitesol in the Brazilian market) of Ps.14.6 million, or 239.3% (from Ps.6.1 million to Ps.20.7 million), and (ii) lower exports of powdered milk of Ps.13.2 million, or 18.8% (from Ps.70.1 million to Ps.56.9 million). The increase in foreign sales is primarily attributable to (a) an increase of 35.5% in volumes of powdered milk exported to our subsidiary Leitesol, (b) an increase of 12.5% in average prices and (c) an appreciation 32.2% of the Brazilian real versus the U.S. dollar, between June 30, 2004 and June 30, 2005. The decrease in exports of powdered milk is primarily attributable to (a) a decrease of 26.4% in volumes of dairy products (other than whey-related products), (b) an increase of 12.4% in average prices and (c) a drop of 0.7% in the applicable exchange rate for our exports.

Given the strong demand of fluid milk for exports, due in turn to the strong international prices, market price for raw milk increased substantially during the first months of 2005. According to information from the Argentine Secretariat of Agriculture, raw milk price increased 17.1% since December 2004 through June 2005. In order to prevent an eventual additional impact on domestic selling prices, by the end of July the Argentine Government lifted 10% the export duties for powdered milk and butter (from 5% to 15%) and 5% for cheese (from 5% to 10%). Such additional export duties increase will be in force for a 180 days period and could be revised after 90 days, to take into consideration the evolution of the relevant international prices. The Argentine Government has also announced that the proceeds from these additional export duties will be applied (in a way not defined yet) to assist the Argentine dairy sector to boost its production.

Cost of Sales.    Cost of sales for the six-month period ended June 30, 2005, as compared to the same period of 2004, increased Ps.75.8 million, or 14.4%, from Ps.526.6 million to Ps.602.4 million.

Our cost of raw milk represented approximately 53.7% and 53.2% of our total cost of sales for the six-month periods ended June 30, 2004 and 2005, respectively, posting an increase of Ps.37.7 million, or 13.3%, from Ps.282.8 million to Ps.320.5 million. The increase in our cost of raw milk was mainly attributable to an increase of 6.6 % in physical volumes of raw milk processed and an increase of 6.3% in the average price we paid for the milk purchased in 2005 as compared to our purchases of 2004.

Other raw material cost increased Ps. 18.6 million, or 16.4%, for the six-month periods ended June 30, 2004 and 2005 (from Ps.113.6 million to Ps.132.2 million), primarily due to the increase in volumes.

During the six-month period ended June 30, 2005, other production costs, as compared to the same period of 2004, increased Ps.19.5 million, or 15.0%, from Ps.130.2 million in 2004 to Ps.149.7 million in 2005. Such increase is primarily attributable to:

•	higher transportation costs of Ps.5.2 million, or 16.9%, from Ps.30.5 million to Ps.35.7 million;

•	an increase in salaries of Ps.4.1 million, or 15.5%, from Ps.26.3 million to Ps.30.4 million;

•	an increase in energy costs of Ps.2.7 million, or 28.4%, from Ps.9.4 million to Ps.12.0 million; and

•	an increase in maintenance expenses of Ps.1.5 million, or 41.3%, from Ps.3.7million to Ps.5.2 million.

Higher transportation costs are primarily due to the increased volumes of raw milk to be collected. Energy costs increased primarily due to the increase in prices for industrial uses. The increase in salaries is primarily attributable to a new agreement negotiated with the union which provides for gradual increases of up to approximately 50% in labor costs, to be applied since June 2005 through the first quarter of 2006, as well as a salary increase for non-unionized employees. Higher maintenance costs are primarily attributable to an increase in volumes.

Selling Expenses.    Selling expenses for the six-month period ended June 30, 2005, as compared to the same period of 2004, increased Ps.27.4 million, or 27.7%, from Ps.98.8 million in 2004 to Ps.126.3 million in 2005. Such increase was primarily attributable to

•	higher transportation costs of Ps.15.6 million, or 31.9%, from Ps.48.7 million in 2004 to Ps.64.3 million in 2005;

•	an increase in advertising expenses of Ps.7.4 million, or 103.6%, from Ps.7.2 million in 2004 to Ps.14.6 million in 2005;

•	an increase in labor costs of Ps.3.0 million, or 32.1%, from Ps.9.2 million to Ps.12.2 million, and

•	higher fees associated to the distribution of products, which increased Ps.2.7 million, or 11.2%, from Ps.23.6 million in 2004 to 26.3 million in 2005;

The increase in transportation costs and fees related to the distribution of products is primarily due to the increase in volumes sold and higher labor and other costs in the distribution activities. The increase in salaries is primarily attributable to a new agreement negotiated with the union which provides for gradual increases of up to approximately 50% in labor costs, to be applied since June 2005 through the first quarter of 2006, as well as a salary increase for non-unionized employees.

Administrative and Other Expenses.    Administrative and other expenses (which include the costs associated to the unused production capacity of certain industrial plants) during the six-month period ended June 30, 2005, increased Ps.1.9 million, or 7.1%, as compared to the same period of 2004, from Ps.26.7 million to Ps.28.6 million. Such increase is primarily attributable to

•	an increase in salaries of Ps.3.3 million, or 48.8%, from Ps.6.8 million to Ps.10.1 million;

•	an increase in taxes of Ps.2.4 million, or 30.6%, from Ps.7.8 million to Ps.10.2 million

The increase in salaries is principally attributable to (i) the full impact during 2005 of the increases gradually awarded to the administrative personnel, which received lower-than-average increases in their remunerations over the last few years, and (ii) a new agreement negotiated with the union which provides for gradual increases of up to approximately 50% in labor costs, to be applied since June 2005 through the first quarter of 2006, as well as a salary increase for non-unionized employees. The increase in taxes is primarily attributable to an increase in the tax on checking accounts, originated in turn by the increase in sales for the period.

Other Income (Expenses), net.    Other Income (Expenses), net, during the six-month period ended June 30, 2005, improved Ps.8.0 million, as compared to the same period of 2004, from a loss of Ps.9.6 million to a loss of Ps.1.6 million. Such improvement is primarily attributable to a profit of Ps.4.3 million in 2005, from the assignment of certain brand names to Danone Argentina, and the absence in 2005 of goodwill amortization charges, which amounted to Ps. 1.9 million in 2004.

Interest Expense.    Interest expenses, during the six-month period ended June 30, 2005, decreased Ps.45.2 million, or 62.9%, as compared to the same period of 2004, from Ps.71.9 million to Ps.26.7 million. Such reduction is primarily due to the decrease in financial debt and lower average interest rates following the restructuring of our debt.

Interest Income.    Interest income increased Ps.0.9 million, or 95.7%, during the six-month period ended June 30, 2005 as compared to the same period of 2004, from Ps.1.0 million to Ps.1.9 million, primarily due to higher interest rates.

Other Holding and Financial Results.    Income from other holding and financial results improved Ps.25.5 million, or 335.5%, during the six-month period ended June 30, 2005 as compared to the same period of 2004, from a loss of Ps.7.6 million in 2004 to a gain of Ps.17.9 million in 2005, primarily due to

•	higher gains from exchange differences of Ps.35.2 million, or 308.8%, from a loss of Ps. 11.4 million to a gain of Ps.23.8 million;

•	additional charges during 2005 of Ps.11.1 million, due to the amortization of the difference between face value and net present value of our restructured unsecured debt, pursuant to the Argentine GAAP; and

•	an increase of Ps.1.6 million, or 44.4%, in holding results from inventories, from Ps.3.6 million to Ps.5.2 million

Extraordinary Results.    The following table summarizes our extraordinary results for the six-month periods ended June 30, 2004 and 2005 (amounts in millions of pesos):

	June 30, 2005	June 30, 2004
Reduction of principal of floating rate debt (1)	30.0	0.0
Release of accrued interest (2)	7.0	7.3
Valuation allowance for another assets (3)	0.0	−20,9
Fees and expenses (4)	−2.3	−1.4
Total	34.7	−15.0

Remarks:

(1):	Reflects the reduction in the principal amount of our debt with Compagnie Gervais Danone (Ps. 41.3 million) less its adjustment to net present value pursuant to the Argentine GAAP (Ps.11.3 million)

(2):	Reflects (i) in 2004, the release of accrued interest on restructured secured debt, and (ii) in 2005, the release of accrued interest on part of the 11.75% Senior Notes due 2008, purchased or with an agreement to exchange for new 8% Senior Notes due 2012

(3):	Reflects the reduction in the book value of certain pledged assets which, under the conditions of the relevant restructuring, could be sold at a lower price

(4):	Fees and expenses related to the restructuring of our financial debt and the registration of the 8% Senior Notes with the Securities and Exchange Commission

Liquidity and Capital Resources

Our Recent Debt Restructuring

As a result of the financial crisis in Argentina along with the reduction in sales volumes and operating margins due to a significant decrease in the production in Argentina of our principal raw material (milk) and the resulting substantial increase in its price, among other reasons, we announced on March 1, 2002 the suspension of principal and interest payments on substantially all of our financial debt. In 2002 and 2003, we met with our creditors a number of times to discuss the restructuring our unsecured financial debt.

In 2004, we launched an offer to exchange and / or purchase our 11.75% Senior Notes due 2008 and our original bank debt. On October 22, 2004, we accepted tenders of U.S.$217.9 million principal amount of our original notes due 2008 and US$104.0 million principal amount of our original bank debt, which represented approximately 97.8% of our original unsecured financial debt. In exchange we paid U.S.$51 million in cash to purchase U.S.$85.0 million of existing debt and issued U.S.$157.19 million of 8% Senior Notes due 2012 and approximately U.S.$79.7 million of floating rate bank debt. We have a limited right to capitalize interest accrued on the 8% Senior Notes due 2012 during 2005 and 2006, up to a maximum amount of U.S.$10.0 million. The 8% Senior Notes will mature on June 30, 2012. The following table shows the amortization schedule for the principal of the floating rate debt.

Payment date	% of principal amount
December 31, 2007	5
June 30, 2008	5
December 31, 2008	5
June 30, 2009	5
December 31, 2009	10
June 30, 2010	10
December 31, 2010	20
June 30, 2011	20
December 31, 2011	20

We also conducted separate negotiations with our secured financial creditors, which held about 5% of our total financial debt as of September 30, 2003. On June 3, 2004, we reached an agreement with Calyon, as successor of Credit Lyonnais, and Eksport Kredit Fonden to restructure the secured debt owed to them amounting to approximately U.S.$9.85 million. That debt was secured by a pledge of a cheese plant bought from APV Nordic Dairy A/S. This agreement provides for a reduction of interest rates and for the payment of principal in semi-annual installments, the last of which will be due on March 30, 2010. It also provides for the selling of the plant and a further reduction of the refinanced debt if the sale is achieved. The original pledge remains as collateral for the restructured debt. We also restructured certain secured debt owed to Rabobank Curaçao N.V. and COFACE, which have been fully repaid during the first quarter of 2005.

During February 2005 we negotiated a reduction of U.S.$14.1 million in the principal amount of our floating rate debt due to Compagnie Gervais Danone, and the balance of U.S.$15.0 million was refinanced by a new note, maturing on December 31, 2013, and bearing an interest rate of 8.0% per year. The terms of this new debt instrument were negotiated to be as similar as possible to the conditions of the 8% Senior Notes due 2012. During the same month we also purchased U.S.$1.0 million aggregate principal amount of the original notes due 2008.

On June, 2005 we agreed with the holder of another portion of the 11.75% Senior Notes due 2008 which did not participate in the renegotiation agreed in October 2004, the restructuring of Notes amounting to US$ 5,390,000, face value. This agreement stipulates the exchange of the abovementioned Notes for new 8% Senior Notes due 2012, Series C, essentially under the same economic conditions of the Notes issued in October 2004, including the right to collect interest accrued as from July 31, 2004. We are now in the process of obtaining from the CNV the approval of the issuance of the new 8% Notes.

On July 27, 2005 we purchased 11.75% Senior Notes due 2008 for a nominal value of US$ 100,000. The balance of such Senior Notes not restructured or purchased amounts now to US$601,000, or approximately 0.27% of the original issued amount.

After (i) the restructuring of our debt, (ii) the reduction in the debt owed to Compagnie Gervais Danone, (iii) the repurchase of U.S.$1.0 million principal amount of our original notes, (iv) the prepayment of our secured debt owed to Rabobank Curaçao N.V. and COFACE in a total amount of approximately U.S.$2.0 million, and (v) the agreement with the holders of 11.75% Senior Notes due 2008 in a principal amount of U.S.$5.39 million,

•	We have achieved a reduction of our outstanding indebtedness of approximately U.S.$102 million;

•	Our creditors have waived approximately U.S.$112.0 million of accrued and unpaid interest;

•	We extended the average life of our indebtedness, which before the restructuring was in default and subject to immediate acceleration, to 6.5 years as of June 30, 2005; and

•	Due to the reduction in total debt and the lower average interest rate, we reduced the amount of our interest expenses from approximately U.S.$46.6 million per year, to approximately U.S.$18.0 million per year.

Additionally, following the restructuring of our financial debt, we improved our ability to obtain new financial facilities that were unavailable to us prior to the successful completion of our restructuring process due to the uncertainties associated with the results of such process. We believe that available credit facilities for working capital purposes will be enough to cover our near-term needs. Our access to new bank facilities (other than those for working capital needs) have been limited after the restructuring of our debt, due to, among other reasons, certain regulations from the Argentine Central Bank according to which potential borrowers are classified in different risk categories, and the requirement that the commercial banks create reserves depending on their exposure to the lowest rated clients. We believe that these restrictions will gradually become irrelevant for us over the next years. We do not expect to access the capital markets over the next few years to a significant degree.

Restructured debt – covenants.

The terms and conditions of our 8% Senior Notes due 2012 and our floating rate debt contain a number of restrictive covenants that will, among other things, limit our ability and the ability of certain of our subsidiaries (the Restricted Subsidiaries);

•	to incur indebtedness;

•	to make restricted payments;

•	to create or permit liens on our property or assets or those of our Restricted Subsidiaries unless our 8% notes and our floating rate debt are equally and ratably secured;

•	to sell assets; and

•	to make capital expenditures.

Our 8% Senior Notes due 2012 and our floating rate debt also contain cross-acceleration provisions which will make the occurrence of any acceleration of our debt, or that of any of our Restricted Subsidiaries, in excess of U.S.$10 million an event of default under our 8% notes and our floating rate debt, subject to certain exceptions.

Our 8% Senior Notes due 2012 also contain a mandatory redemption provision pursuant to which if, for any 12-month period commencing on January 1, 2005 or on any subsequent January 1 there is any "excess cash" (generally EBITDA, as defined in the indenture with the terms and conditions of the 8% Senior Notes due 2012, and subject to the existence of a minimum cash balance) then upon at least 30-day notice to the Trustee we will be required on June 30, 2006 and on each subsequent June 30 to apply 100% of such excess (i) to redeem 8% Senior Notes due 2012 in an amount similar to the amount of the capitalized interest, if any, and (2) to apply 75% of any excess cash after such payments to redeem our 8% Senior Notes due 2012, in both cases at par value.

Sources and Uses of Funds − General

We expect that our principal source of liquidity will be the cash flow from our own operations. Our principal uses of cash are expected to be debt service requirements of our financial indebtedness, including scheduled debt service and mandatory prepayments, working capital needs and capital expenditures. We do not expect to access in the next few years the capital markets to a significant degree.

The successful completion of the restructuring resulted in a level of debt that we deem capable of servicing with cash from operations, although we might experience certain refinancing risk in the years when a significant portion of the proposed restructured debt will mature. This belief is based on a number of assumptions about macroeconomic factors that will affect key components of our business, including, without limitation: the exchange rate of Argentine pesos to U.S. dollars for the term of our restructured debt; lower rates of inflation in Argentina for the term of our restructured debt than those experienced in 2002; a recovery in raw milk production in Argentina; and moderate growth in Argentine gross domestic product and dairy products demand.

Our cash flows are affected by a number of factors, including the following:

•	Our expenses are directly influenced by the availability of raw milk in Argentina, as oversupply or shortages of raw milk could affect both volumes and margins, as well as, from the seasonal point of view, the additional inventories due to the increase in raw milk production in spring and summer. Our expenses are also affected by higher volume of sales as it brings a commensurate increase in costs.

•	Our cash receipts are affected by the price at which we sell our product, which is subsequently influenced by the purchasing power of the Argentine population and the fluctuations in international prices. Our cash inflows are also affected by our outstanding account receivables. Although we do not foresee significant changes in our payment or collection terms, we realize that we are exposed to adverse consequences due to the current extension of payment terms. However, we believe that we are able to keep such risk under control, given our bargaining power due to our leading market position.

•	Our cash flows generally may also be affected by changes in the Argentine and Brazilian economies, including inflation, devaluation and possible price controls.

These factors may cause us to need additional funds for working capital purposes. We believe that any working capital needs could be covered by specific short-term loans, including pre-export financing.

We have an agreement with Crecera Finance Company LLC, a financial institution based in San Francisco, California, which provides a committed pre-export facility of U.S.$5 million, valid until December 2006, and believe that further facilities would be available from local banks and other financial institutions.

Sources and Uses of Funds – Six-month Periods Ended June 30, 2004 and 2005.

	June 30, 2004	June 30, 2005
	(Millions of pesos)
Cash flows from operating activities:
Net loss before extraordinary items	−121.0	−7.9
Net interest expense and other financial results	85.1	11.9
Provision for income tax	0.0	0.2
Depreciation and amortization	53.1	49.7
Provisions	7.1	7.9
Other	−1.6	1.9
Subtotal	22.7	63.7
Net change in working capital and other	31.0	21.9
Net cash provided by ordinary operating activities	53.7	85.6
Net cash used in extraordinary items	0.0	−2.6
Net cash provided by operating activities	53.7	82.9

Cash flows from investing activities:
Purchase of property, plant and equipment	−5.7	−6.9
Purchase of plantations in progress	−0.6	−0.4
Proceeds from sale of fixed assets and other	0.8	0.5
Net decrease in long-term investments	1.3	1.6
Net cash used in investing activities	−4.2	−5.2

Cash flows from financing activities:
Cash contributions from shareholders	0.0	42.4
Net decrease in short-term borrowings	−4.5	−20.2
Payment of interest	−0.3	−23.2
Net decrease in other liabilities	−0.5	−0.7
Net cash used in financing activities	−5.3	−1.8

Increase in cash and cash equivalents	44.3	76.0
Cash and cash equivalents at beginning of year	158.6	76.2
Cash and cash equivalents at end of period	202.9	152.2

Cash flow from operating activities during the six-month period ended June 30, 2005, amounted to Ps.82.9 million, Ps.29.2 million more than in the same period of the prior year. Such improvement is primarily attributable to better economic results for the period. Cash from operating activities can be split in three components:

•	Cash generated from the ordinary operating activities, which amounted to Ps.22.7 million and Ps.63.7 million during the six-month periods ended June 30, 2004 and June 30, 2005, respectively

•	Cash generated from changes in operating accounts, which amounted to Ps.31.0 million and Ps.21.9 million in the six-month periods ended June 30, 2004 and June 30, 2005, respectively

•	Cash used in extraordinary activities during the six-month period ended June 30, 2005, amounting to Ps.2.6 million.

Cash used in investing activities during the six-month period ended June 30, 2005, amounted to Ps. 5.2 million, Ps. 1.0 million more than in the same period of the previous year, primarily due to increase in capital expenditures.

Cash used in financing activities amounted to Ps.1.8 million during the six-month period ended June 30, 2005, in comparison with an amount of Ps.5.3 million used during the same period of 2004, primarily due to the combined effect of (i) cash capital contributions of Ps.42.4 million, received from our shareholders during 2005, (ii) an increase of Ps. 22.9 million during 2005 in the payment of interest expenses, and (iii) an increase of Ps.15.7 million in our payments of short-term debt.

As a consequence of the aforementioned changes, during the six-month period ended June 30, 2005, our cash balance increased Ps.76.0 million, from Ps.76.2 million as of December 31, 2004 to Ps.152.2 million as of June 30, 2005.

Debt Service

As of June 30, 2005, our financial indebtedness was divided as follows:

	NPV Value	Face Value
11,75% Senior Notes due 2008	3.1	3.1
Secured Debt due 2011	28.4	28.4
Floating Rate debt due 2011	109.5	146.3
8% Senior Notes due 2012	392.5	470.5
8% Debt due 2013	34.9	43.3
Other	6.6	6.6
Total	575.0	698.2

The net present value of the restructured debt has been calculated applying a discount rate of 12% p.a.

Non-financial Debt

As of June 30, 2005, we had commercial debt obligations (which include account payables, obligations to pay taxes, salaries and social security payments including obligations to federal, provincial or municipal tax or social security authorities and other liabilities) equivalent to Ps.286.0 million. We plan to meet our commercial debt obligations out of our cash flow. Our ability to meet these obligations will depend on the generation of sufficient cash flow and, in the case of commercial debt obligations denominated in currencies other than pesos, our ability to transfer funds outside of Argentina, a stable exchange rate between the applicable currency and the peso and the availability of foreign exchange.

Capital Expenditures

Capital expenditures for the six-month period ended June 30, 2005, included only maintenance items and amounted to Ps.6.9 million, Ps.1.2 million more than during the same period of 2004.

Given the substantial increase in raw milk production experienced in Argentina in 2004, the increase in milk price in the international markets, as well as the commercial opportunities open to us in the international markets, we are planning to enlarge our powdered milk production capacity. The details of this investment are remain currently under review (including both technical and cost aspects), however, we anticipate that its cost will be no less than U.S.$15 million, to be disbursed mostly since 2005 to the first semester of 2007. Excluding this project, our future capital expenditures will be limited to maintenance capital expenditures, that is, those necessary to maintain the productive capacity of our plants as well as to increase our reception capacity for fluid milk, given the expected increase in raw milk production over the next few years. We estimate that the amount required for this purpose in 2005 will be slightly below U.S.$7.0 million. We also estimate that such capital expenditures could increase gradually over the following years. We expect to finance our capital expenditures through cash generated through operations and therefore our ability to make these expenditures is dependent on, among other things, our ability to generate sufficient funds internally.

Deloitte & Co. S.R.L. Florida 234 5° Capital Federal C1005AAF Argentina Tel: 54 (11) 4320-2700 / 4326-4046 Fax: 54 (11) 4325-8081 www.deloitte.com.ar

AUDITORS' REPORT
(limited review)

To the Board of Directors of
Mastellone Hermanos Sociedad Anónima
Encarnación Ezcurra 365 – 2° floor – Suite 310
Buenos Aires

1.	Identification of financial statements subjected to our review

We have reviewed the consolidated balance sheet of Mastellone Hermanos Sociedad Anónima and its consolidated subsidiaries (the "Company" – subsidiaries detailed in Note 3 a) to the consolidated financial statements) as of June 30, 2005, and the related consolidated statements of operations, shareholders' equity and cash flows together with their Notes 1 to 14 for the six-month period ended June 30, 2005.

The financial statements referred to above constitute information prepared and issued by the Company's Board of Directors, acting in accordance with its exclusive functions. Our responsibility consists of issuing a limited review report based on the review carried out with the scope detailed in section 2.

2.	Scope of the work

Our review was limited to the application of the procedures established by the auditing standards ruling in the Republic of Argentina, approved by the Professional Council in Economic Sciences of the City of Buenos Aires for the limited review of financial statements corresponding to interim periods. These standards determine a scope which is substantially less than the application of all the auditing procedures necessary to be able to issue an audit opinion on the financial statements considered as a whole. Those standards consist basically of applying analytical procedures on amounts included in the financial statements, of carrying out global tests, and of making inquiries of persons responsible for preparing the information included in the financial statements.

Consequently, we do not express an opinion on the Company's consolidated financial position, the consolidated results of its operations, the consolidated changes in shareholders' equity or the consolidated cash flows as of June 30, 2005.

3.	Additional paragraphs

a)	Note 1 to the consolidated financial statements reports that on October 22, 2004 the Board of Directors authorized the signature of the contracts that instrumented the unsecured financial debt's restructuring started by the Company in 2002, after receiving the acceptance of creditors representing approximately 97.8% of total unsecured debt.

Furthermore, on different dates the Company closed several agreements for the restructuring of the secured debt, as well as for the purchase or renegotiation of the portion of the debt that was not restructured in October 2004. A summary of the accepted proposals, the portion of debt that was not restructured and the accounting effects of the abovementioned restructuring are also discussed in Note 1 to the consolidated financial statements.

b)	We have previously audited, in accordance with auditing standards generally accepted in Argentina, the consolidated balance sheet of Mastellone Hermanos Sociedad Anónima as of December 31, 2004 (which is presented as comparative financial statement for the consolidated balance sheet as of June 30, 2005). Our opinion on the financial statements as of that date, based on an audit examination, unqualified, was issued on March 7, 2005.

c)	Furthermore, the consolidated statement of changes in shareholders' equity and the consolidated statements of operations and of cash flows for the six-month period ended June 30, 2004, as well as the related additional disclosures, are presented in comparative form with the figures for the six-month period ended June 30, 2005. On August 10, 2004, we issued our limited review report on the Company's consolidated financial statements for the six-month period ended June 30, 2004, which included no other observations than those referred to the uncertainties on (i) the restructuring of the financial debt, underway at that time (ii) the recovery of a profitability level that allowed the Company to maintain or improve its ability to generate sufficient cash flows to meet its obligations on a timely basis, and to support an increase in the volume of operations, and (iii) the accumulated losses shown by the Company that determined that it was included in the causes for mandatory reduction of common stock provided under article 206 of Corporations Law N° 19,550 (which application was suspended until December 10, 2004, as established by Decree N° 1,293/03).

4.	Auditors' manifestation

Based on our work, as detailed in section 2. of this report, that did not include all the auditing procedures that would allow us to express an audit opinion on the consolidated financial statements subjected to our review, we are in conditions to report that:

a)	the consolidated financial statements as of June 30, 2005 referred to in section 1. of this report, prepared in accordance with accounting principles generally accepted in Argentina, have been prepared in agreement with the basis of consolidation described in Note 3 a) to those statements, which follow the guidelines of Technical Resolution N° 21 of the Argentine Federation of Professional Councils in Economic Sciences (ordered text adopted by the Professional Council of Economic Sciences of the City of Buenos Aires in its Resolution CD N° 87/03), and its Note 13 that contains segment information has been prepared following the guidelines of Technical Resolution N° 18 of same Federation (as per the above mentioned ordered text).

b)	we have no observations to present on the information included in the financial statements referred to in the preceding paragraph.

5.	Special information required by legal regulations in force (six-month period ended June 30, 2005)

a)	The financial statements mentioned in section 1. are presented in accordance with General Resolution N° 434/03 of the National Securities Commission and are recorded in the registered book Inventario y Balances;

b)	As a part of our work, which scope is described in section 2., we have reviewed the consolidated Informative Summary shown in F-4 to F-6, prepared by the Company's Board of Directors and required by the National Securities Commission, on which, in what is subject of our competence, we have no observations to present, except in what concerns to the lack of comparability in:

•	the consolidated summarized financial position (point 2. of the consolidated Informative Summary) between the information as of June 30, 2005, 2004 and 2003 and the information as of June 30, 2002 and 2001, because the latter has not been corrected to give retroactive effect to the new accounting standards (Resolutions N° 434/03 and 459/04 of the National Securities Commission); and

•	the consolidated summarized statement of operations (point 3. of the consolidated Informative Summary) between the information for the six-month periods ended June 30, 2005, 2004 and 2003 and that of 2002 and 2001, because the latter has not been corrected to give retroactive effect to the new accounting standards (Resolutions N° 434/03 and 459/04 of the National Securities Commission).

c)	As per the above mentioned accounting records, the accrued liability with the Social Security National Régime as of June 30, 2005, for pension contributions and withholdings to personnel, amounted to thousands of $2,145, and was not yet due at that date.

Buenos Aires, Argentina.
August 9, 2005

Hugo Alberto Luppi (Partner)
    Contador Público (U.B.A.)
C.P.C.E.C.A.B.A. T° 56 - F° 96

Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, its member firms and their respective subsidiaries and affiliates. As a Swiss Verein (association), neither Deloitte Touche Tohmatsu nor any of its member firms has any liability for each other's acts or omissions. Each of the member firms is a separate and independent legal entity operating under the names "Deloitte," "Deloitte & Touche," "Deloitte Touche Tohmatsu," or other related names. Services are provided by the member firms or their subsidiaries or affiliates and not by the Deloitte Touche Tohmatsu Verein.

MASTELLONE HERMANOS SOCIEDAD ANÓNIMA

CONSOLIDATED INFORMATIVE SUMMARY
AS OF JUNE 30, 2005
(in thousands of pesos)

1.	BRIEF COMMENT ON THE COMPANY'S ACTIVITIES

During the first semester of 2005 sales increased in 22.3%, mainly due to an increase of 26.2% in retail sales in the domestic market, compensated by a lower growth of exports and foreign sales. We had the highest level of sales to the domestic market in physical units since 1993. We consider this as a highly positive fact, since it is a consequence of the Company's efforts to attend to its traditional market, and it shows the success achieved in that way. At the same time, foreign sales continued to develop in a positive context due to firm international prices and demand.

Cash inflow for the period does not fully show the impact of significant cost increases, principally labor, raw milk and energy costs. This circumstance has been gradually affecting cash generation and, in spite of certain price increases, will have a bigger impact during the rest of the year.

After the agreements closed with certain holders of the original 1998 Senior Notes due 2008, as of the present date the portion of the debt that was not restructured represents 0.27% (US$ 601,000) of the amount originally issued (US$225,000,000).

Finally, we consider it is important to highlight the improvement in the Company's financial position during 2005. As shown in the table below, financial debt (net of cash balances) was reduced during the first semester of 2005 in millions of pesos $143.7.

Thousands of pesos

	06/30/2005	12/31/2004	Difference
Financial Debt
Short-term	7,239	27,828
Long-term	567,776	614,934
Total	575,015	642,762
Less: cash balances	152,219	76,229
Net Financial Debt	422,796	566,533	(143,737)

2.	SUMMARIZED CONSOLIDATED FINANCIAL POSITION

	06/30/2005	06/30/2004	06/30/2003	06/30/2002	06/30/2001
	(in thousand pesos)
Current assets	457,189	523,620	458,264	472,033	508,674
Non-current assets	1,161,424	1,262,441	1,404,777	1,933,488	1,528,362
Total	1,618,613	1,786,061	1,863,041	2,405,521	2,037,036

Current liabilities	226,684	780,140	569,435	593,189	403,599
Non-current liabilities	634,374	784,510	768,251	1,197,792	705,215
	861,058	1,564,650	1,337,686	1,790,981	1,108,814
Minority participation in subsidiary companies	1	19	5,570	6,376	6,504
Shareholders' equity	757,554	221,392	519,785	608,164	921,718
Total	1,618,613	1,786,061	1,863,041	2,405,521	2,037,036

Amounts corresponding to June 30, 2005, 2004 and 2003 have been prepared on the basis of the new accounting standards (Resolutions N° 434/03 and 459/04 of the National Securities Commission).

3.	SUMMARIZED CONSOLIDATED STATEMENTS OF OPERATIONS

	06/30/2005	06/30/2004	06/30/2003	06/30/2002	06/30/2001
	(in thousand pesos)
Operational ordinary results – income (loss)	544	(32,779)	(25,975)	1,514	(13,077)
Financial and holding results	(6,832)	(78,532)	10,876	(6,125)	(41,761)
Other income and expenses, net	(1,625)	(9,564)	(11,788)	(9,168)	(4,338)
Participation in results of affiliated companies (clause 33 – Law 19,550)				(641)	365
Subtotal – loss	(7,913)	(120,875)	(26,887)	(14,420)	(58,811)
Income tax	(31)	(182)	62
Minority interest in subsidiary companies	(1)	18	(335)	110	526
Ordinary result – loss	(7,945)	(121,039)	(27,160)	(14,310)	(58,285)
Extraordinary items	34,739	(14,989)		(239,151)
Income tax				(493)
Minority interest in subsidiary companies				(330)
Extraordinary results – income (loss)	34,739	(14,989)		(239,974)
Net income (loss) for the period	26,794	(136,028)	(27,160)	(254,284)	(58,285)

Amounts corresponding to June 30, 2005, 2004 and 2003 have been prepared on the basis of the new accounting standards (Resolutions N° 434/03 and 459/04 of the National Securities Commission).

4.	PRODUCTION AND SALES VOLUME

	ACCUMULATED SALES
	06/30/2005	06/30/2004	06/30/2003	06/30/2002	06/30/2001
	(in thousand liters of milk)
Domestic market	586,849	516,525	466,950	536,294	565,590
Foreign market	80,198	109,002	46,989	159,963	115,035
Total	667,047	625,527	513,939	696,257	680,625

Production volumes are similar to sales volumes due to perishable nature of marketed products.

5.	RATIOS

	06/30/2005	06/30/2004	06/30/2003	06/30/2002	06/30/2001
Current assets to current liabilities	2.02	0.67	0.80	0.80	1.26
Shareholders' equity to Total liabilities	0.88	0.14	0.39	0.34	0.83
Non-current assets to Total assets	0.72	0.71	0.75	0.80	0.75

6.	OUTLOOK

We believe that the positive trend regarding essential aspects that determine the Company's business volume (milk supply and internal demand) will continue, although unfortunately it will be compensated in excess by negative developments regarding margins, due to the increase in certain costs (labor, raw milk, energy), which could not be fully transferred to prices. Taking into account the combined effect of both trends, we foresee for the second semester of 2005 a level of cash generation lower than the one observed during the first semester.

Buenos Aires, August 9, 2005

MASTELLONE HERMANOS SOCIEDAD ANÓNIMA
CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2005
AND DECEMBER 31, 2004
(in thousands of Argentine pesos)

	June 30, 2005	December 31, 2004
ASSETS
CURRENT ASSETS
Cash and cash equivalents	152,219	76,229
Trade accounts receivable, net (Note 4a)	155,726	141,035
Other receivables, net (Notes 4b and 7)	20,394	39,504
Inventories (Note 4c)	128,850	133,634
Total Current Assets	457,189	390,402
NON-CURRENT ASSETS
Other receivables, net (Note 4b)	39,564	37,961
Deferred income tax (Note 4d)	8	5
Investments	12,711	8,257
Spare parts and supplies (Note 4e)	24,160	25,723
Property, plant and equipment, net (Notes 4f and 7)	1,004,224	1,046,110
Plantations in progress (Note 4g)	56,483	58,509
Intangible assets, net (Note 4h)	130	149
Other non-current assets (Notes 4i and 7)	24,144	24,990
Total Non-Current Assets	1,161,424	1,201,704
TOTAL	1,618,613	1,592,106
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable (Notes 4j and 7)	174,579	154,569
Loans (Notes 4k and 7)	7,239	27,828
Taxes, accrual for tax relief and other (Note 4l and 7)	19,648	17,828
Accrued salaries, wages, payroll taxes and others (Note 4m)	19,799	19,483
Accrued litigation and other expenses (Note 4n)	5,419	5,034
Total Current Liabilities	226,684	224,742
NON-CURRENT LIABILITIES
Accounts payable (Notes 4j and 7)	17,106	20,220
Loans (Notes 4k and 7)	567,776	614,934
Taxes and accrual for tax relief (Notes 4l, 7 and 8)	36,284	36,202
Accrued salaries, wages, payroll taxes and others (Note 4m)	924	1,125
Accrued litigation and other expenses (Note 4n)	12,284	11,767
Total Non-Current Liabilities	634,374	684,248
Total Liabilities	861,058	908,990
MINORITY INTEREST	1	1
SHAREHOLDERS' EQUITY	757,554	683,115
TOTAL	1,618,613	1,592,106

The attached Notes are an integral part of these consolidated financial statements.

MASTELLONE HERMANOS SOCIEDAD ANÓNIMA
CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE
SIX-MONTH PERIODS ENDED JUNE 30, 2005 AND 2004
(in thousands of Argentine pesos)

	June 30, 2005	June 30, 2004
Net sales (Note 4o)	757,798	619,408
Cost of sales (Note 4p)	(602,371)	(526,619)
Gross income	155,427	92,789
Expenses:
Selling (Note 4q)	(126,266)	(98,845)
General and administrative (Note 4q)	(27,365)	(22,611)
Other (Note 4q)	(1,252)	(4,112)
Operating income (loss)	544	(32,779)
Other income (expenses), net (Note 4r)	(1,625)	(7,635)
Amortization of goodwill	(1,929)
Interest expense	(26,658)	(71,919)
Interest income	1,898	970
Holding results and other financial results (including charges due to adjustments to present value)	17,928	(7,583)
Net ordinary loss before income tax, minority interest and extraordinary items	(7,913)	(120,875)
Income tax (Note 4s)	(31)	(182)
Minority interest	(1)	18
Net loss before extraordinary items	(7,945)	(121,039)
Extraordinary items – Income (loss) (Note 4t)	34,739	(14,989)
Income tax (Note 4u)
Extraordinary income (loss)	34,739	(14,989)
NET INCOME (LOSS) FOR THE PERIOD	26,794	(136,028)
Earnings per common share
Ordinary loss	(0.02)	(0.29)
Extraordinary income (loss)	0.08	(0.04)
Total	0.06	(0.33)

The attached Notes are an integral part of these consolidated financial statements.

MASTELLONE HERMANOS SOCIEDAD ANÓNIMA
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY FOR THE
SIX-MONTH PERIODS ENDED JUNE 30, 2005 AND 2004
(in thousands of Argentine pesos)

	June 30, 2005							June 30, 2004
	Shareholders' contributions					Retained earnings	Total	Total
	Common Stock	Adjustment to common Stock	Additional paid-in capital	Irrevocable capital contributions	Total	Accumulated earnings (losses)
Balance at beginning of year	409,902	490,763	44,090	366	945,121	(262,006)	683,115	357,420
Irrevocable capital contributions accepted by the Board of Directors on February 8, 2005 (Note 6):
Shares in other company				5,305	5,305		5,305
Cash				42,392	42,392		42,392
Resolution of General Ordinary and Extraordinary Shareholders' Meeting held on March 31, 2005 (Note 6):
Absorption of accumulated losses		(217,550)	(44,090)	(366)	(262,006)	262,006
Adjustment to irrevocable capital contributions - shares in other company				(52)	(52)		(52)
Capitalization of irrevocable capital contributions - shares in other company	5,253			(5,253)
Capitalization of irrevocable capital contributions - cash	42,392			(42,392)
Net income (loss) for the period						26,794	26,794	(136,028)
Balance at end of period	457,547	273,213			730,760	26,794	757,554	221,392

The attached Notes are an integral part of these consolidated financial statements.

MASTELLONE HERMANOS SOCIEDAD ANÓNIMA
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE
SIX-MONTH PERIODS ENDED JUNE 30, 2005 AND 2004
(in thousands of Argentine pesos)

	June 30, 2005	June 30, 2004
CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
Cash flows from operating activities:
Net loss before extraordinary items	(7,945)	(121,039)
Adjustments to reconcile net loss before extraordinary items to net cash provided by operating activities:
Interest expense	26,658	71,919
Interest income	(291)	(279)
Provision for income tax	31	182
Depreciation of property, plant and equipment	49,465	50,978
Consumption of supplies	2,108
Amortization of intangible assets	19	42
Amortization of other investments	169	168
Amortization of goodwill		1,929
Provision for doubtful accounts, sale rebates, other assets, litigation and contingencies	7,857	7,068
Financial and holding results, net	(14,437)	13,502
(Gain) loss on sale and withdrawals of assets	(68)	608
Change in minority interest		(2,381)
Payments of interest	(6)	(61)
Collection of interest	128	110
Subtotal	63,688	22,746
Net change in working capital and other components (Note 3c) 18)	21,865	31,003
Net cash provided by ordinary operating activities	85,553	53,749
Extraordinary items – Income (Loss)	34,739	(14,989)
Adjustments to reconcile extraordinary items – income (loss) to net cash used in extraordinary items:
Net gain on renegotiation of debt	(37,362)	(7,277)
Valuation allowance for other assets		20,855
Fees, expenses and commissions for restructuring of secured financial debt		1,411
Net cash used in extraordinary items	(2,623)
Net cash provided by operating activities	82,930	53,749
Cash flows from investing activities:
Purchase of property, plant and equipment	(6,861)	(5,679)
Purchase of plantations in progress	(432)	(621)
Proceeds from sale of property, plant and equipment and other assets	506	839
Net decrease in other non-current investments	1,600	1,282
Net cash used in investing activities	(5,187)	(4,179)
Cash flows from financing activities:
Cash contributions from shareholders	42,392
Net decrease in short-term borrowings	(20,242)	(4,497)
Payment of interest	(23,246)	(329)
Net decrease in other liabilities	(657)	(466)
Net cash used in financing activities	(1,753)	(5,292)
Increase in cash and cash equivalents	75,990	44,278
Cash and cash equivalents at beginning of year	76,229	158,611
Cash and cash equivalents at end of period	152,219	202,889

The attached Notes are an integral part of these consolidated financial statements.

MASTELLONE HERMANOS SOCIEDAD ANÓNIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of Argentine pesos)

NOTE 1 — FINANCIAL DEBT RESTRUCTURING

a)	Unsecured debt:

On September 16, 2004, the Company presented to its unsecured financial creditors the final proposal for the restructuring of its debt, and requested the corresponding proxies. According to that proposal, creditors could choose between the cash tender offer up to a determined maximum amount and at a price equal to 60% of aggregate principal amount (subject to prorating and reallocation), or exchange at par the existing debt for new notes.

The reception of acceptances from creditors relating to the unsecured debt restructuring process started by the Company in 2002 was closed on October 19, 2004, receiving the acceptance of creditors representing approximately 97.8% of total unsecured debt.

On October 22, 2004, the Board of Directors authorized the signature of the contracts through which the restructuring was instrumented.

The set of options contained in the accepted restructuring proposal and the agreements signed were the following:

a.	Cash Tender offer: Financial creditors were offered the repurchase of their debt, up to US$ 85 million at a price equal to 60% of its principal amount, excluding additional payment of interest accrued and unpaid on the existing debt, subject to prorating and reallocation if interested creditors exceeded the maximum cash tender offer amount. The repurchased debt amounted to US$85,015,118.65.

b.	Exchange offer: The Company offered to exchange the existing financial debt for new debt according to the following conditions:

•	For each US$1,000 principal amount of existing notes, US$1,000 principal amount of (a) a new Series A Note (listed in the Buenos Aires Stock Exchange), or (b) a new U.S. Dollar-denominated floating rate debt; and

•	For each item of our existing bank debt, a principal amount of (a) a new U.S. Dollar-denominated Series B Note (unlisted) equal or equivalent to the principal amount of such item of existing bank debt, or (b) a new floating rate debt denominated in the currency of such item of existing bank debt.

No additional payment was recognized in respect of interest accrued and unpaid on the existing debt the Company offered to exchange.

Following the restructuring closing, the Company issued new Notes due June 30, 2012 for a total amount of US$157,190,000, and new Floating Rate Debt for the equivalent of approximately US$79,700,000.

c.	New Notes: New Senior Notes consist of two series, Series A (listed in the Buenos Aires Stock Exchange), and Series B (unlisted). They accrue interest at a rate of 8% per annum, payable in cash, semi-annually in arrears, on June 30 and December 31.

d.	Certain specific conditions of the New Senior Notes: They are described below:

I.	Limited right to capitalize interest: On any interest payment date prior to 2007, a portion of the cash interest payment due and payable on such date could be paid through the issuance of the additional New Senior Notes in an aggregate principal amount not to exceed the total of US$10 million.

II.	Mandatory redemption from excess cash flow: On each June 30, commencing with June 30, 2006, the Company shall (a) apply the excess cash from the preceding fiscal year to redeem at par the New Senior Notes in an amount up to the principal amount of the New Senior Notes previously issued to pay a portion of interest accrued on such Notes pursuant to paragraph I above, and (b) provided that the excess cash flow for the preceding year exceeds by at least US$1 million or its equivalent the amount applied on such redemption date pursuant to the preceding clause (a), apply to redeem ratably and at par a principal amount of the New Notes equal to 75% of (x) such excess cash for such preceding fiscal year minus (y) the amount so applied pursuant to the preceding clause (a).

"Excess cash" is defined on the basis of EBITDA for a given fiscal year, adding and deducting certain items which are also defined for its use in the above clause. In no case the pro forma cash balance after these mandatory repayments could be lower than US$10 million or 1.5% of net sales, whichever is higher.

III.	Registration rights: the Company offered to the holders of the New Senior Notes the exchange for new notes, substantially with the same conditions, registered with the United States of America Securities and Exchange Commission ("SEC"). Such registration was effective on April 26, 2005. According to the terms agreed with the noteholders, the exchange of the New Senior Notes was completed on June 8, 2005 as described below:

Series	Amount – Thousands of US$	SEC registration
A-1	11,146	No
A-2	142,874	Yes
B-2	3,170	Yes
	157,190

e.	Floating Rate Debt: Senior floating rate debt, with maturity date on December 31, 2011. Principal will be paid as follows:

Principal payment date	% of the original principal amount
December 31, 2007	5
June 30, 2008	5
December 31, 2008	5
June 30, 2009	5
December 31, 2009	10
June 30, 2010	10
December 31, 2010	20
June 30, 2011	20
December 31, 2011	20

The New Collateralized Floating Rate Debt accrues interest on a floating rate basis at an interest rate determined by reference to LIBOR applicable to U.S. dollar or Euro deposits, for successive periods, the first of which commenced on July 31, 2004, plus 2.5%, provided, however that such rate of interest shall not exceed 5% per annum. Interest will be paid in cash and in arrears on December 31 or on June 30 every year.

Each item of the Floating Rate Debt is denominated in the currency of the existing debt exchanged for such item. This debt ranks as Senior Debt.

f.	Certain terms and conditions applicable to both the Senior Notes and the Floating Rate Debt:

I.	Collateral: Both types of debt are secured on a first priority basis by a pledge to the collateral agent by Mastellone Hermanos S.A. shareholders, of a number of shares equal to

49% of the Company's capital stock and voting rights multiplied by a fraction, the numerator of which is the aggregate principal amount of the New Senior Notes (or of the Floating Rate Debt, depending on the case), and the denominator of which is such aggregate principal amount of the New Senior Notes plus the aggregate principal amount of the Floating Rate Debt.

II.	Subsidiary guarantee: The subsidiaries Leitesol Indústria e Comércio Ltda., Mastellone San Luis S.A. and Promas S.A. guarantee the New Senior Notes and the New Floating Rate Debt.

III.	Additional amounts: Generally, the Company will pay such additional amounts as may be necessary so that the amount received by holders of the New Senior Notes after tax-related withholdings or deductions in relation to the New Notes, will not be less than the amount that holders of the New Notes would have received in the absence of the withholding or deduction. If an item of the New Floating Rate Debt is transferred to a holder that is subject to a higher withholding tax than the tax that is applicable to the transferor, the Company shall only pay the withholding tax applicable to the transferor on the date of the transfer.

IV.	Optional redemptions or voluntary repayments: (a) The Company may redeem the New Senior Notes, in whole or part, at any time or from time to time, at par plus interest accrued to the redemption date on the amount redeemed; (b) subject to certain conditions, the Company may repurchase New Senior Notes in the open market, or by a tender or through direct transactions, at any price; (c) additionally, subject to compliance with the Indenture, the Company may repay the New Floating Rate Debt in whole or in part, at any time, at par plus interest accrued to the repayment date on the amount repaid, inasmuch as such prepayment is funded by means of new financial facilities, with comparable or better financial costs and payment terms.

V.	Certain covenants: The Company has issued the New Senior Notes under an Indenture and the New Floating Rate debt under a loan agreement. Under both agreements the Company is bound by certain covenants, including reporting requirements, and limitations affecting the Company's ability and the restricted subsidiaries' ability to: borrow money, pay dividends on stock, redeem stock or redeem subordinated debt, make investments, sell capital stock of subsidiaries, guarantee other indebtedness, enter into agreements that restrict dividends or other distributions from restricted subsidiaries, enter into transactions with unrestricted subsidiaries and affiliates, create or assume liens, engage in mergers or consolidations, and enter into a sale of all or substantially all of the Company's assets, and prepay the New Floating Rate Debt (covenant only applicable for the New Senior Notes).

VI.	Other penalties: There are several clauses relating to change of control and other events of default, which will permit acceleration of the payment of the principal of and accrued interest on the New Senior Notes and the New Floating Rate Debt. Moreover, under certain circumstances, the Company shall repay both debts with funds arising from sales of assets.

VII.	Governing law: For new debt instruments, the Indenture, the loan agreement and the subsidiary guarantee, the governing law is the law of the State of New York. Argentine law applies for the pledge of shares as collateral of the new debt.

g.	Public offering and listing of the New Senior Notes:

The New Senior Notes issued by the Company were approved by the Argentine National Securities Commission (Comisión Nacional de Valores or CNV) into the Public Offering Régime through its Resolution N° 14,925 dated October 7, 2004, and amongst them the New Series A Senior Notes are authorized for listing in the Buenos Aires Stock Exchange as from October 14, 2004 (see also paragraph c) 1. of this Note 1).

b)	Secured debt:

The Company has conducted separate negotiations with all its secured financial creditors that held about 5% of the total existing financial debt as of September 30, 2003.

•	On November 7, 2003, an agreement was reached to restructure the Company's secured debt with Rabobank Curaçao N.V. The Company's main powdered milk plant and the assets in the plant were pledged as collateral for the debt. This agreement provided for a reduction of interest rates and for the repayment of principal in quarterly installments, the last due on June 30, 2006. This debt was prepaid in March 2005.

•	In addition, on April 6, 2004, an agreement was reached with COFACE to restructure the Company's debt, secured by a pledge over tanks used to transport milk. This agreement provided for a reduction of interest rates and for the repayment of principal in semiannual installments, the last due on October 6, 2005. This debt was prepaid in March 2005.

•	Finally, the Company has agreed the refinancing of its secured loan with CALYON (successor of Credit Lyonnais S.A. – France). The proceeds from loan were used to finance the acquisition of a cheese plant, which was never operative. Such plant was pledged as collateral for the debt. On June 4, 2004 the Company's Board of Directors approved the refinancing agreement consisting in releasing the Company from the payment of interest accrued through June 3, 2004 and the repayment of the entire outstanding principal of US$9,852,998 in increasing semi-annual installments, the first payment is due on March 30, 2006 and the final payment is due on March 30, 2010, bearing interest at LIBOR plus 2.5%, with a cap of 5% annually.

CALYON and the Company also agreed to attempt to sell the plant at a floor price of US$4,500,000 for cash. The proceeds from the sale will be used to repay a portion of the refinanced secured loan, and a further reduction of the refinanced debt of US$1,500,000 will be obtained if the sale is achieved before December 31, 2005. As of June 30, 2005 and December 31, 2004 the outstanding principal amounts to US$9,852,998.

c)	The effects of the restructuring of the unsecured financial debt on the terms described in the paragraphs above, were the following:

1.	Simple, non-convertible Notes issued on March 31, 1998:

Balances and effects of the proposal	Amount – Thousands of US$
Total amount issued	225,000
Less: Cash Tender offer at 60% of face value	(63,832)
Less: Exchange offer
Senior Collateralized Notes – Series A	(154,020)
Floating Rate Debt	(57)
Non-restructured 1998 Senior Notes outstanding balance	7,091

Additionally, bank debt amounting to thousands of US$3,170 was exchanged for New Senior Collateralized Notes – Series B. Consequently, the New Senior Collateralized Notes – Series A and B amount to thousands of US$157,190.

On February 4, 2005 the Company purchased US$ 1,000,000, face value, of the 11.75% Senior Notes due 2008 of the small portion which did not participate in the renegotiation agreed in October 2004. After the purchase, the Company decided to apply the Senior Notes so repurchased to reduce its outstanding balance.

Furthermore, on June 23, 2005 the Company agreed with the noteholder of another portion of the Senior Notes due 2008 which did not participate in the renegotiation agreed in October 2004, the restructuring of Notes amounting to US$ 5,390,000, face value. This agreement stipulates the exchange of the abovementioned Notes for new Senior Notes due 2012, essentially under the same conditions as the Notes issued in October 2004, including the right to collect interest accrued as from July 31, 2004. It is to be noticed that the Company is in the process of obtaining from the CNV the approval for the issuance of the new Notes.

On July 27, 2005 the Company purchased Senior Notes due 2008 for a nominal value of US$ 100,000.

After the abovementioned transactions the remaining balance of the old 1998 Senior Notes amounts now to US$ 601,000 nominal value.

2.	Existing unsecured bank debt:

Balances and effects of the proposal	Amount – Thousands of US$
Existing bank debt	104,021
Less: Cash Tender offer at 60% of face value	(21,183)
Less: Exchange offer
Senior Collateralized Notes – Series B	(3,170)
Floating Rate Collateralized Debt	(79,668)
Non-restructured unsecured debt outstanding balance

New Floating Rate Debt amounts to the equivalent of thousands of US$79,725.

On February 8, 2005 the loan agreement with Compagnie Gervais Danone, renegotiated together with the other debts on October 22, 2004 (converted into New Floating Rate Debt in that renegotiation) was amended as follows:

a.	The amount of the debt was reduced through a waiver from US$29,131,433 to US$15,000,000.

b.	Instead of repaying in installments between 2007 and 2011 as previously agreed, it will be repaid in a single payment on December 31, 2013.

c.	Instead of a floating interest rate of LIBOR plus 2.5% with a cap of 5%, the debt will earn a fixed rate of 8% as from January 1, 2005.

d.	Other revisions were introduced to the loan agreement to incorporate at the maximum possible degree the other conditions of this debt to those of the New Senior Notes issued in October 2004 with maturity date in 2012.

Release of debt with Compagnie Gervais Danone of US$14,131,433 (thousands of pesos 41,260) was credited to income as an extraordinary item in February 2005.

3.	Release from payment of interest accrued up to July 30, 2004 on the 1998 Senior Notes and the existing unsecured financial debt, including penalty interest, amounting to an equivalent of thousands of US$111,233 or thousands of pesos 331,585 was credited to income as an extraordinary item in 2004.

4.	The outstanding balance of non-restructured 1998 Senior Notes continues accruing the originally agreed interest rates, including the pertinent penalty interest.

d)	Accounting for the debt restructuring:

1.	During the year ended December 31, 2004, the following items were charged or credited to extraordinary results:

Item	Amount – Thousands of pesos
Release from payment of accrued interest and penalty interest computed at the interest rates applicable before the debt restructuring	323,292
Restructuring expenses for the Senior Notes and the bank debt, either those capitalized up to June 30, 2004, or those accrued as agreed for the closing of the transaction	(19,089)
Income arising from the Cash Tender of US$85,015 at 60% of its face value	100,709
Income arising from the recording of the fair value of the new debt (see point 2. below)	155,945
Extraordinary gain arising from the restructuring of the unsecured debt	560,857

2.	Argentine accounting standards establish that an exchange of debt instruments with substantially different terms is considered an extinguishment of debt and that the old debt instrument should be derecognized from the company's balance sheet. The new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized. Fair value should be determined by the present value of the future cash flows to be paid (including payment of interest) under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money. The amount of this profit of thousands of pesos 155,945, using a market interest rate of 12% per annum to determine the present value of future cash flows of the new debt, was credited to income as an extraordinary item in 2004.

3.	The debt not included in the restructuring agreements is presented as a non-current liability in accordance with its original maturity date (2008).

NOTE 2 — THE COMPANY – OPERATIONS AND MAJOR CUSTOMERS

Mastellone Hermanos Sociedad Anónima and its consolidated subsidiaries (the "Company") is Argentina's leading processor and manufacturer of fresh consumption dairy products.

Its sales are concentrated in the Buenos Aires metropolitan area, Argentina's largest market for such products, but the Company's operations cover practically every significant market throughout the rest of the country.

The Company also exports dairy products (mainly powdered milk) and provides a series of services (including raw milk procurement and industrial services) to Danone Argentina S.A. under long-term agreements (see Note 9).

No single customer accounts in excess of 10% of the Company's net sales.

The Company's sales are summarized by distribution channels as follows:

	June 30, 2005	June 30, 2004
Domestic sales:
Traditional retailers and supermarkets	552,571	437,994
Government and commercial bids	73,360	70,418
Other	30,594	20,187
Services	11,467	6,711
Export / Foreign	89,806	84,098
Total	757,798	619,408

NOTE 3 — ACCOUNTING POLICIES

a)	Consolidated financial statements

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Argentina ("Argentine GAAP"). The format and disclosures have been adapted to conform more closely to the form and content of financial statements presented in the United States of America ("U.S. GAAP").

The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries. All material intercompany accounts and transactions have been eliminated in the consolidation.

The accounts of the following companies were included in consolidation:

	% of holding
Company	June 30, 2005	December 31, 2004	June 30, 2004
Con-Ser Promotora y Asesora de Seguros S.A.	99.99	99.99	99.96
Frigorífico Rydhans S.A.	100.00	100.00	100.00
Leitesol I.C.S.A. (1)	100.00	100.00	100.00
Marca 4 S.A.	99.99	99.99	99.99
Mastellone Hermanos do Brasil Comercial e Industrial Ltda (dormant)	100.00	100.00	100.00
Mastellone San Luis S.A.	100.00	100.00	100.00
Promas S.A.	100.00	100.00	99.97
Puraláctea S.A.	100.00	100.00	99.99

(1)	Leitesol I.C.S.A. is a Brazilian subsidiary of Mastellone Hermanos Sociedad Anónima. It is an integrated subsidiary, with no independent cash flow, trading exclusively Company's products in the Brazilian market. Remeasurememt from foreign currency to local currency was credited or charged to statement of operations.

b)	Revenue recognition

The Company recognizes revenue from product sales when a product has been delivered and risk of loss has passed to the customer, collection of the resulting receivable is probable, persuasive evidence of an arrangement exists, and the price is fixed or determinable. Delivery occurs, in the case of product sales to customers within Argentina, when products are received by or physically transferred to the custody of the customers, generally at their respective warehouses as the term of such shipments is usually FOB Destination while, in the case of product sales to customers outside Argentina, delivery occurs after the Company has completed customs shipment procedures in Argentina and has transferred custody of the product to buyer's transportation carrier as the term of such shipments is usually FOB Shipping Point. The Company records cash discounts and volume rebates at the time the related revenue from product sale is recognized. Such discounts are reported as reduction from the related revenue from product sale. It also maintains allowance for doubtful accounts based on customer collection history and for trade discounts and sales returns based on historical experience.

The Company recognizes service revenues as follows: (i) production of specific products on behalf of other companies ("façon" agreements) – when a customer picks up the product produced from the Company's manufacturing facilities; (ii) procurement of raw milk for Danone Argentina S.A. ("Danone") – when the Company delivers the raw milk it procured to the manufacturing facility of Danone; and (iii) provision of marketing and other administrative services to Logística La Serenísima Sociedad Anónima – over the agreed service period.

c)	Valuation criteria

1)	Accounting principles applied

The Company applies the valuation and presentation criteria established in Technical Resolutions N° 8, 9 and 16 to 21 issued by the Argentine Federation of Professional Councils in Economic Sciences (approved by Resolution CD N° 87/03 issued by the Professional Council in Economic Sciences of the city of Buenos Aires), with certain modifications introduced by the National Securities Commission ("CNV").

2)	Monetary items – Cash, cash equivalents, receivables and liabilities stated in Argentine pesos, have been valued at their nominal values plus accrued interest as of the end of the period or year, when applicable.

Long-term receivables and payables, for which no interest rate or any other type of financial compensation has been established, have been valued at their present value.

3)	Foreign currency denominated assets and liabilities – Foreign currency denominated assets and liabilities have been stated at the closing exchange rate. On March 6, 2002, the Professional Council in Economic Sciences issued Resolution MD N° 3/2002, that mandated the capitalization of exchange differences arising from foreign currency denominated liabilities used to finance, directly, the acquisition, production or construction of an asset. Such Resolution included also an option to capitalize exchange differences in other assets financed indirectly with foreign currency denominated liabilities. The Company adopted such optional treatment for the acquisition or construction of property, plant and equipment indirectly financed in foreign currencies (see points 7) and 8) below).

Resolution CD N° 87/2003 issued by the Professional Council in Economic Sciences and effective July 28, 2003, withdrew the abovementioned Resolution MD, so that the Company capitalized exchange differences generated up to the abovementioned date.

Long-term receivables and payables, for which no interest rate or any other type of financial compensation has been established, have been valued at their present value.

4)	Inventories

•	Finished goods – They are stated at the current replacement cost at period or year end, net of those expenses related to inefficiencies in the production process or idle capacity of plants if applicable. Such expenses are recognized in earnings under caption "Other", included in operating expenses in the statement of operations.

•	Raw materials, packaging materials, spare parts and supplies, and work in progress – They are valued at their current replacement cost at period or year end. Inventories write-offs are directly charged to the statement of operations.

The value of inventories thus determined, taken as a whole, does not exceed their estimated recoverable value (understood as net realizable value, i.e. net selling price less direct selling expenses).

The Company, starting 2004 classifies spare parts and supplies that had turnover of less than one per year as non-current assets and included them in "Non-current assets – Spare parts and supplies". Also included in that account are special trays used in transporting the Company's products.

5)	Other non-current assets

These consist of property, plant and equipment (all included in the dairy products segment) held for sale and are valued at their net realizable value at period or year end (that is, fair market value less selling expenses). These assets are not depreciated.

As of June 30, 2005 and December 31, 2004, this caption includes mainly the cheese plant mentioned in Note 1 b). Additionally, by the end of 2004, Management decided to sell an equipment to classify raw milk which was unnecessary for the current level of activity. The purpose of selling this asset is to generate funds that will be applied to certain improvements in other facilities.

Loss related to the write-down to fair value less cost to sell is included under caption "Other income (expenses), net".

6)	Investments

These mainly consist of Argentine government bonds and private bonds (valued at historical cost plus interest accrued), certain properties and an aircraft (valued at cost as restated to reflect the effects of inflation, net of accumulated depreciation), investments in other companies valued at cost, and contributions to environmental projects valued at the cost incurred in the case of contributions paid, and at the engaged cost, in foreign currency converted at period-end exchange rate, in the case of contributions pending of integration.

7)	Property, plant and equipment

−	Original value:

•	Property, plant and equipment – These assets are valued at cost as restated to reflect the effects of inflation. Construction in progress includes interest capitalized during the construction period related to loans obtained to finance these constructions, also as restated to reflect the effects of inflation.

•	Capitalization of exchange losses – As discussed in point 3) above, exchange losses generated until July 27, 2003 arising from the direct or indirect financing for the acquisition, construction or installation of property, plant and equipment, have been capitalized as part of the cost of such assets, net of the effect of restating the historical costs to reflect the effects of inflation.

−	Depreciation − Depreciation has been calculated by applying the straight-line method on the restated balances of the assets.

Rates applicable are as follows

%
Land and buildings	2.5, 2.86 and 4
Machinery and equipment, containers and tools	5, 10, 20 and 33
Fittings, laboratory equipment and furniture	10 and 25
Vehicles	20
Buildings improvements	4

The value of these assets does not exceed their economic recoverable value. At December 31, 2004 the analysis was carried out separately for the cheese maturing activity and the general dairy business as an approach to considering the minimum level of funds generating activities.

8)	Plantations in progress

They are valued at cost as restated to reflect the effects of inflation, and will be transferred to a definitive account and begin to be depreciated from the moment when the plantation (mainly olives) starts producing at the standard commercial level considered by the industry. The balance includes development costs for the plantation, as well as the capitalization of interest and exchange differences related to loans obtained to finance the aforementioned plantations.

The value of these assets, taken as a whole, does not exceed their economic recoverable value.

9)	Intangible assets

−	Trade marks:

•	Original value – They are carried at cost as restated to reflect the effects of inflation.

•	Amortization – It was computed on a straight-line basis, over its estimated useful life (10 years). It is computed on the restated cost of the assets.

10)	Goodwill

•	Original value – included the excess of the purchase price paid for the shares of Leitesol Indústria e Comércio S.A. and Mastellone San Luis S.A. over their equity values as of the dates of acquisition. They had been restated to reflect the effects of inflation.

As of December 31, 2004, the residual value of Leitesol Indústria e Comércio S.A.'s goodwill was fully written off through a charge to extraordinary items (464) in 2004, due to the recurring losses generated by this company every year.

Additionally, as of December 31, 2004, the projected cash flows prepared for the cheese maturing activity (developed by Mastellone San Luis Sociedad Anónima) that was considered separately from the general dairy business, did not support the accounting value of the goodwill, which was fully written off and charged to income as an extraordinary item in the amount of 28,754 in 2004. The separate analysis of the two activities (general dairy business and cheese maturing) was carried out as an approach to considering the minimum level of cash generating activities.

•	Amortization – until it was fully written off, goodwill was amortized on a straight-line basis over its estimated useful life, and it was computed on the restated cost of these assets.

11)	Loans − They are stated at nominal value of principal plus interest accrued at period or year end, net of adjustment to present value as explained in Note 1.

12)	Capital stock – Total capital consists of common stock, additional paid-in capital and irrevocable capital contributions. They have been restated to reflect the effects of inflation, the excess over their nominal value being credited to a supplementary account named Adjustment to capital. General Ordinary and Extraordinary Shareholders' Meeting held on March 31, 2005 decided the total application of the outstanding balances as of December 31, 2004 of irrevocable capital contributions, adjustment to irrevocable capital contributions and additional paid-in capital, and the partial application of adjustment to capital to absorb accumulated losses.

Irrevocable capital contributions are cash contributions and contributions in kind made by the shareholders which are accepted by the Company's Board of Directors on account of future capital increases, and are formalized through an agreement with those shareholders. The agreement determines that these contributions should exclusively be destined to the issuance of new shares whenever the shareholders' meeting so resolve. If at any time the Board proposes to return them to the shareholders, such resolution must be taken by an extraordinary shareholders' meeting with same formalities as those required by the Argentine Corporations Law for capital stock reductions. Provided that these conditions are met, these contributions are disclosed as part of shareholders' equity in accordance with Argentine GAAP and with regulations of the Argentine National Securities Commission.

13)	Holding results, foreign exchange (loss) gain, net, and other financial results – They consist of the difference between the carrying value of inventories and their historical cost and the gain or losses on foreign currency transactions.

14)	Advertisement expense – All advertisement costs are expensed as incurred.

15)	Income taxes – The income tax amounts shown in the statements of operations were accrued by each of the consolidated entities. Deferred tax assets and liabilities are recognized for the future tax effects of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax benefits of tax loss carry-forwards are also recognized as deferred tax assets. Deferred tax assets are reduced by a valuation allowance to the extent the Company concludes that, more likely than not, this assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that the change is enacted. Based on projections prepared as of June 30, 2005, a valuation allowance has been recorded to offset the net deferred tax assets in the Company and most of its subsidiaries, since the realization of these assets is uncertain.

The statutory income tax rate for the period ended June 30, 2005 was 35%.

16)	Earnings per common share – It has been computed on the basis of the average number of 457,547,269 and 409,902,378 shares as of June 30, 2005 and June 30, 2004, respectively, and broken-down in the ordinary and the extraordinary amounts. There is no EPS dilution, as there is no preferred stock or convertible-bonds issued.

17)	Segment information – It is presented in Note 13 with the information required by Argentine GAAP in this respect, which also conforms to applicable U.S. GAAP.

18)	Cash flow information − Detail of the net change in working capital and other components is as follows:

	June 30, 2005	June 30, 2004
Trade accounts receivable	(15,400)	10,347
Other receivables	11,992	317
Inventories	7,189	21,420
Accounts payable	17,435	(774)
Taxes, accrual for tax relief and other	1,868	1,051
Accrued salaries, wages, payroll taxes and other	(883)	(807)
Accrued litigation and other expenses	(336)	(551)
Total	21,865	31,003

19)	Use of estimates − The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

20)	Contingencies − The Company and its subsidiaries are parties to various legal and administrative actions arising in the course of their businesses. Although the amount of any liability that could arise with respect to such actions cannot be accurately predicted, in the opinion of the Company, such actions would not, individually or in the aggregate, have a material effect on the Company's financial position or results of operations.

21)	Risk management – The Company currently operates principally in Argentina. The Company's financial performance is affected by inflation, exchange rates and regulations, price controls, interest rates, changes in governmental economic policy, taxation and political, economic or other developments in or affecting Argentina. The majority of the Company's assets are either non-monetary or denominated in Argentine pesos, and the majority of its liabilities are denominated in U.S. dollars and, to a lesser extent, in Euros. A significant portion of the Company's debt has a fixed interest rate or a capped floating rate, thereby limiting the Company's interest rate risk exposure.

The Company, as of June 30, 2005, does not have any unsettled forward agreement.

22)	Labor agreements – As per country regulations all labor is subject to collective bargaining agreements.

NOTE 4 - BREAKDOWN OF MAIN ACCOUNTS

		June 30, 2005	December 31, 2004
a)	Trade accounts receivable, net
	Third parties (domestic)	112,366	91,580
	Related parties (domestic – Note 5)	52,331	33,294
	Third parties (foreign) and tax incentives on exports	5,524	31,246
	Subtotal	170,221	156,120
	Allowance for doubtful accounts	(13,730)	(13,885)
	Allowance for trade discounts and volume rebates	(765)	(1,200)
	Total	155,726	141,035
	The movement of allowance for doubtful accounts is as follows:
	Balance at the beginning of the year	13,885	14,462
	Additions		1,360
	Reversals	(179)
	Write-offs		(1,889)
	Remeasurement of foreign subsidiaries allowances	24	25
	Transfer to allowance for other non current receivables		(73)
	Balance at the end of the period / year	13,730	13,885
	The movement of allowance for trade discounts and volume rebates is as follows:
	Balance at the beginning of the year	1,200	1,150
	Additions	864	1,365
	Actual trade discounts and volume rebates granted	(1,299)	(1,315)
	Balance at the end of the period / year	765	1,200
b)	Other receivables, net
	Current
	Prepaid expenses	862	1,767
	Net value added tax	4,884	17,476
	Other tax credits	1,257	1,334
	Affiliated entity (Note 5)	9	9
	Related parties (Note 5)	3,785	4,508
	Guarantee deposits (Note 7)	4,062	9,515
	Receivable from sale of non-current investments	1,440	1,317
	Prepaid insurance claims	5,508	5,357
	Advances to suppliers	2,009	1,168
	Receivables from customers in receivership and in bankruptcy (*)	348	331
	Other	2,268	2,265
	Subtotal	26,432	45,047
	Allowance for doubtful accounts	(6,038)	(5,543)
	Total	20,394	39,504

		June 30, 2005	December 31, 2004
	Non-current
	Receivables from customers in receivership and in bankruptcy (*)	7,096	8,142
	Net value added tax	20,223	19,674
	Alternative minimum income tax (Note 10)	45,003	39,620
	Other tax credits	1,522	740
	Receivable from sale of non-current investments	9,183	9,480
	Advances to suppliers	4,502	3,704
	Other	3,554	2,875
	Subtotal	91,083	84,235
	Allowance for doubtful accounts and for doubtful alternative minimum income tax	(51,519)	(46,274)
	Total	39,564	37,961
	(*) Most of these receivables are covered by the allowance for doubtful accounts.
	The movement of allowance for doubtful accounts is as follows:
	Current
	Balance at the beginning of the year	5,543	5,606
	Additions	350	443
	Transfers	151
	Write-offs	(6)	(506)
	Balance at the end of the period / year	6,038	5,543
	Non-current
	Balance at the beginning of the year	46,274	36,956
	Additions	5,382	9,175
	Reversals	(116)
	Transfer from allowance for trade accounts receivable		73
	Write-offs	(83)
	Remeasurement of foreign subsidiaries allowances	62	70
	Balance at the end of the period / year	51,519	46,274
c)	Inventories
	Finished goods	34,867	44,596
	Work in progress	27,103	24,433
	Raw materials, packaging materials and supplies	64,780	62,731
	Advances to suppliers of inventories (including related parties for 269 and 188 in 2005 and 2004, respectively – Note 5)	2,100	1,874
	Total	128,850	133,634

		June 30, 2005	December 31, 2004
d)	Deferred income tax
	Deferred tax assets
	Tax loss carryforwards	175,763	195,643
	Exchange differences deductible in future fiscal years	13,711	18,282
	Allowances, accrual for litigation expenses and other non-deductible accruals	9,288	9,162
	Other temporary differences	255	323
		199,017	223,410
	Valuation allowance	(147,735)	(164,595)
	Subtotal	51,282	58,815
	Deferred tax liabilities
	Inventories	(1,589)	(787)
	Property, plant and equipment	(6,318)	(6,759)
	Adjustment to present value	(43,367)	(51,264)
	Subtotal	(51,274)	(58,810)
	Total	8	5

The movement of temporary differences between book carrying amounts and tax basis of assets and liabilities and tax loss carry-forwards is as follows:

	Balance at the beginning of the year	Reduction of tax loss carry-forwards	Charge (credit) for the period / year	Balance at the end of the period / year
Temporary differences between book carrying amounts and tax basis of assets and liabilities	(31,043)		3,023	(28,020)
Tax loss carryforwards	195,643	(21,482)	1,602	175,763
Total as of June 30, 2005	164,600	(21,482)	4,625	147,743

Temporary differences between book carrying amounts and tax basis of assets and liabilities	23,427		(54,470)	(31,043)
Tax loss carryforwards	298,829	(144,912)	41,726	195,643
Total as of December 31, 2004	322,256	(144,912)	(12,744)	164,600

Tax loss carryforwards recorded by Mastellone Hermanos S.A. and its subsidiaries that had not yet been used as of June 30, 2005 (balance is fully covered by a valuation allowance), are as follows:

Year of generation	Tax loss amount	Applicable tax rate	Credit due to tax loss carry-forward	Expiration – date for submission of tax returns fiscal years
2000	9,044	35.0%	3,165	2005(2)
2001	9,266	35.0%	3,243	2006
2002	385,268	35.0%	134,844	2007(3)
2003	18,924	35.0%	6,623	2008
2004	15,108	35.0%	5,288	2009
2005	2,219	35.0%	777	2010
(1)	63,639	34.3%	21,823	Unlimited
Total	503,468		175,763

(1)	Tax losses generated by foreign subsidiaries, which can be offset up to the limit of 30% of each year's tax profit and have no expiration date. They were converted at the exchange rate applicable at period-end.

(2)	Includes 571 with no expiration date (arising from sale of non-current investments).

(3)	Includes 21 with no expiration date (arising from sale of non-current investments).

		June 30, 2005	December 31, 2004
	Evolution of valuation allowance is as follows:
	Balance at the beginning of the year	164,595	321,967
	Write-offs		(582)
	Net reversal for the period / year	(16,860)	(156,790)
	Balance at the end of the period / year	147,735	164,595
e)	Spare parts and supplies
	Spare parts	16,932	19,637
	Supplies	7,228	6,086
	Total	24,160	25,723
f)	Property, plant and equipment, net
	Land and buildings	321,363	326,290
	Machinery and equipment, containers and tools	441,140	465,724
	Fittings, laboratory equipment and furniture	183,554	194,488
	Vehicles (*)	20,959	23,488
	Buildings improvements	33,415	34,374
	Construction in progress	2,093	982
	Subtotal	1,002,524	1,045,346
	Advances to suppliers	1,700	764
	Total	1,004,224	1,046,110
	(*) Includes vehicles managed by third parties for 20,854 as of June 30, 2005 and 23,150 as of December 31, 2004 (Note 9 a).
	The movement of property, plant and equipment, net is as follows:
	Net value at the beginning of the year	1,046,110	1,185,953
	Acquisitions	6,861	25,997
	Retirement and disposals	(44)	(9,210)
	Depreciation	(49,465)	(103,261)
	Transfer to spare parts and supplies		(6,086)
	Transfer from (to) other non current assets and investments	762	(47,283)
	Net value at the end of the period / year	1,004,224	1,046,110
g)	Plantations in progress
	The movement of olive and carob trees plantations in progress is as follows:
	Net value at the beginning of the year	58,509	57,788
	Acquisitions	432	2,077
	Retirement and disposals	(2,458)	(1,356)
	Net value at the end of the period / year	56,483	58,509
	Olive plantations will be applied to produce olive oil.

		June 30, 2005	December 31, 2004
h)	Intangible assets
	Net value:
	Trademarks	130	149
	Total	130	149
	The movement of intangibles assets is as follows:
	Net value at the beginning of the year	149	231
	Amortization	(19)	(82)
	Net value at the end of the period / year	130	149
i)	Other non-current assets
	Property, plant and equipment for sale	56,477	58,652
	Valuation allowance	(32,333)	(33,662)
	Total	24,144	24,990
	The movement of valuation allowance for other assets is as follows:
	Balance at the beginning of the year	33,662	13,683
	Additions	479	29,633
	Write-offs	(1,808)	(9,654)
	Balance at the end of the period / year	32,333	33,662
j)	Accounts payable
	Current
	Trade payables	131,404	129,331
	Related parties (Note 5)	41,055	23,050
	Notes payable – Collateralized (Note 7)	2,120	2,188
	Total	174,579	154,569
	Non-current
	Trade payables	10,622	12,664
	Notes payable – Collateralized (Note 7)	6,484	7,556
	Total	17,106	20,220
k)	Loans
	Short-term debt
	Unsecured debt – principal	2,663	9,993
	Unsecured debt – principal – related parties (Note 5)	346	715
	Notes due 2008 – principal		2,979
	Secured debt – principal	1,422	4,832
	Accrued interest:
	- Bank and financial debt	33	776
	- Related parties (Note 5)	571	477
	- New Senior Notes due 2012	1,141
	- Notes due 2008	1,063	8,056
	Total	7,239	27,828

		June 30, 2005	December 31, 2004
	Long-term debt
	Unsecured debt – principal	720	976
	Unsecured debt – principal – related parties (Note 5)	2,319	3,495
	Secured debt – principal	27,023	31,122
	8% debt due 2013 – principal	43,305
	8% debt due 2013 – adjustment to net present value	(8,406)
	New Collateralized Floating Rate Debt – principal	146,225	238,402
	New Collateralized Floating Rate Debt – adjustment to net present value	(36,745)	(64,130)
	New Senior Notes due 2012	469,368	468,269
	New Senior Notes due 2012 – adjustment to net present value	(78,057)	(81,345)
	Notes due 2008	2,024	18,145
	Total	567,776	614,934
l)	Taxes, accrual for tax relief and other
	Current
	Taxes, rates and contributions (net from advances)	7,207	4,797
	Tax withholdings	7,197	6,271
	Accrual for tax relief – Law N° 22,021 (Notes 7 and 8)	3,344	3,344
	Tax – Law N° 23,966	1,900	3,416
	Total	19,648	17,828
	Non-current
	Accrual for tax relief – Law N° 22,021 (Notes 7 and 8)	32,759	32,759
	Taxes, rates and contributions	3,525	3,443
	Total	36,284	36,202
m)	Accrued salaries, wages, payroll taxes and others
	Current
	Payroll and bonus to management	12,198	13,303
	Social security taxes	4,361	3,934
	Advances from customers	143	1,104
	Debt due to acquisition of subsidiaries	837	606
	Debt due to acquisition of other investments (contributions to environmental projects)	1,655
	Related parties (Note 5)		81
	Other	605	455
	Total	19,799	19,483
	Non-current
	Deferred income - brands license (net of adjustment to present value for 670)	705
	Social security taxes	194	211
	Debt due to acquisition of subsidiaries		889
	Other	25	25
	Total	924	1,125

		June 30, 2005	December 31, 2004
n)	Accrued litigation and other expenses
	Current
	Accrued litigation expenses	3,300	3,091
	Other accrued expenses	2,119	1,943
	Total	5,419	5,034
	Non-current
	Accrued litigation expenses	11,840	11,394
	Other accrued expenses	444	373
	Total	12,284	11,767
	The movement of accrued litigation and other expenses is as follows:
	Current
	Balance at the beginning of the year	5,034	4,082
	Increases	8	158
	Payments made	(175)	(2,234)
	Remeasurement of foreign subsidiaries allowances	161	205
	Reclassification to tax debt in foreign subsidiaries		(393)
	Transfer from non current allowance	391	3,216
	Balance at the end of the period / year	5,419	5,034
	Non-current
	Balance at the beginning of the year	11,767	8,838
	Increases	1,069	6,301
	Payments made	(161)	(156)
	Transfer to current allowance	(391)	(3,216)
	Balance at the end of the period / year	12,284	11,767

		June 30, 2005	December 31, 2004
o)	Net sales
	Gross sales of goods	818,013	680,228
	Services provided	12,080	7,070
	Turnover tax	(26,432)	(18,600)
	Sales discounts and volume rebates	(35,916)	(40,109)
	Sales returns	(9,947)	(9,181)
	Total	757,798	619,408

		June 30, 2005		June 30, 2004
p)	Cost of sales
	Inventories at the beginning of the year
	Finished goods	44,596		72,332
	Work in progress	24,433		19,849
	Raw materials, packaging materials and supplies	62,731	131,760	90,822	183,003
	Purchases		449,236		379,351
	Production expenses		149,662		130,240
	Holding results generated by inventories		5,220		3,614
	Remeasurement of foreign subsidiaries inventories		1,113		(591)
	Benefits from industrial promotion		(7,870)		(6,554)
	Inventories at the end of the period
	Finished goods	(34,867)		(52,083)
	Work in progress	(27,103)		(24,329)
	Raw materials, packaging materials and supplies	(64,780)	(126,750)	(86,032)	(162,444)
	Total cost of sales		602,371		526,619

q)    Information required by section 64, sub-section b) of Law N° 19,550

	June 30, 2005					June 30, 2004
	Total	Production Expenses	Selling expenses	General and administrative expenses	Other expenses	Total
Remuneration to members of the Board of Directors and members of the statutory auditors' committee	324			324		312
Fees and compensation for services	33,426	3,144	26,283	3,999		31,012
Payroll and social security charges	52,736	30,414	12,202	10,120		42,378
Depreciation of property, plant and equipment	49,465	46,680	1,745	1,040		50,978
Supplies consumption	2,108	2,108
Amortization of intangible assets	19				19	42
Provision for bad debts	55		55			113
Freights	99,918	35,654	64,262	2		79,217
Maintenance and repair	6,072	5,239	663	170		4,897
Office and communication	494	221	92	181		538
Fuel, gas and energy	12,790	12,038	723	29		10,054
Vehicles expenses	2,903	1,879	881	143		2,578
Publicity and advertising	14,570		14,570			7,155
Taxes, rates and contributions	21,189	10,837	198	10,154		18,300
Insurance	1,852	1,191	455	206		1,736
Traveling	943	378	381	184		792
Export and import	2,426		2,312	114		1,409
Miscellaneous	3,255	1,112	1,444	699		4,297
Idle capacity of plants		(1,233)			1,233
Total June 30, 2005	304,545	149,662	126,266	27,365	1,252
Total June 30, 2004		130,240	98,845	22,611	4,112	255,808

		June 30, 2005	June 30, 2004

r)	Other income (expenses), net
	• Other income
	Gain on assignment of trademarks (Note 12)	4,311
	Rental income	543	373
	Royalties and licenses	68	280
	Gain on sale of property, plant and equipment	68
	Reversal of provision for litigation and other expenses		39
	Other	1,281	252
	Subtotal	6,271	944
	• Other expenses
	Provision for litigation and other expenses	(1,077)
	Impairment of other assets	(479)	(1,057)
	Impairment of alternative minimum income tax	(5,382)	(5,587)
	Loss on sale of property, plant and equipment		(608)
	Other	(958)	(1,327)
	Subtotal	(7,896)	(8,579)
	Total	(1,625)	(7,635)
s)	Income tax (included in ordinary loss)
	Income tax:
	Current income tax	(9,357)	(158)
	Tax loss carryforwards for the period	1,602	43,659
	Variation of temporary differences	3,023	(3,765)
	Subtotal	(4,732)	39,736
	Net reversal (increase) of impairment of deferred income tax	4,701	(39,918)
	Total	(31)	(182)

Reconciliation between income tax expense and the amount derived by applying the applicable tax rate to income before income tax for the period is as follows:

	June 30, 2005	June 30, 2004
Net income (loss) before income tax	26,825	(135,846)
Applicable tax rate	35%	35%
Income tax at applicable tax rate	(9,389)	47,546
Permanent differences	(7,502)	(7,810)
Net reversal (increase) of impairment of deferred income tax	16,860	(39,918)
Total	(31)	(182)

		June 30, 2005	June 30, 2004
t)	Extraordinary items – Income (loss)
	Release from payment of principal of renegotiated floating rate debt (Note 1 c) 2.)	41,260
	Release from payment of accrued interest of renegotiated debt	7,031	7,277
	Adjustment to present value of non-current renegotiated floating rate debt	(11,250)
	Fees and expenses due to renegotiation of floating rate debt	(388)
	Notes registration's fees and expenses	(2,235)
	Other	321
	Fees, expenses and commissions due to restructuring of financial debt		(1,411)
	Valuation allowance for another assets		(20,855)
	Total	34,739	(14,989)
u)	Income tax (included in extraordinary income)
	Income tax	(12,159)
	Reversal of valuation allowance	12,159
	Total

NOTE 5 – OUTSTANDING BALANCES AND TRANSACTIONS WITH RELATED PARTIES

In the normal course of business, the Company enters into transactions with affiliated entities. The outstanding balances as of June 30, 2005 and December 31, 2004 with the affiliated entities and other related parties are as follows:

		June 30, 2005	December 31, 2004
•	Affiliated entity
	Other current receivables
	Grupo Lácteo Argentino S.A.	9	9
•	Related parties
	Trade accounts receivable
	Logística La Serenísima S.A. (1) (6)	28,152	15,087
	Danone Argentina S.A. (2) (7)	24,162	18,198
	Afianzar S.G.R. (1)	5
	Victorio Mastellone (3)	2	1
	Los Toldos S.A. (1)	10	8
	Total	52,331	33,294

	June 30, 2005	December 31, 2004
Other current receivables
Pascual Mastellone (3) (4)	1,236	1,176
Carlos Agote (4)		835
Victorio Mastellone (3)	1,402	1,333
José Mastellone (3)	1,147	1,102
Los Toldos S.A. (1)		62
Total	3,785	4,508
Inventories – advances to suppliers
Los Toldos S.A. (1)	269	188
Accounts payable
Logística La Serenísima S.A. (1)	30,137	15,795
Danone Argentina S.A. (2)	10,473	5,071
Afianzar S.G.R. (1)	99	69
Greenwich Investments S.A. (8)	346	2,115
Total	41,055	23,050
Short term borrowings and accrued interest
Antonio Mastellone (5)	270	805
Juan Rocca S.R.L. (9)	647	387
Total	917	1,192
Long term borrowings
Antonio Mastellone (5)	1,663	2,567
Juan Rocca S.R.L. (9)	656	928
Total	2,319	3,495
Accrued salaries, wages, payroll taxes and others
José Moreno (4)		81

(1)	Common shareholders

(2)	Partner in Logística La Serenísima S.A. and both Companies share the main trademark "La Serenísima" owned by Mastellone Hermanos S.A.

(3)	Company's shareholder

(4)	Member of the Company's Board of Directors

(5)	Member of Mastellone family

(6)	Includes receivables arising from sales performed by Logística on behalf of Mastellone Hermanos S.A.

(7)	Includes receivables arising from sales of raw milk purchased on behalf of Danone Argentina S.A.

(8)	Company presided by a member of Mastellone's Board of Directors and shareholder of Dallpoint Investment Ltd.

(9)	Company owned by a member of Mastellone family

Transactions with related parties for the periods ended June 30, 2005 and 2004, are as follows:

	June 30, 2005	June 30, 2004
Sales of goods and services
Afianzar S.G.R. (1)	1
Danone Argentina S.A. (2)	47,203	33,311
José Mastellone (3)	1	3
Logística La Serenísima S.A. (1)	2,080	1,685
Los Toldos S.A. (1)	8	26
Pascual Mastellone (3) (4)		6
Total	49,293	35,031
Purchases of goods and services
Afianzar S.G.R. (1)	20	53
Danone Argentina S.A. (2)	8,142	3,745
Greenwich Investments S.A. (5)		316
Logística La Serenísima S.A. (1)	27,531	22,890
Los Toldos S.A. (1)	1,229	1,095
Total	36,922	28,099
Financial results – interests and exchange differences
Antonio Mastellone (6)	11	(118)
Carlos Agote (4)	21	33
Danone Argentina S.A. (2)	(7)
Greenwich Investments S.A. (5)	(50)
José Mastellone (3)	45	41
Juan Rocca S.R.L. (7)	8
Los Toldos S.A. (1)		3
Pascual Mastellone (3) (4)	60	45
Rosa Raquel Mastellone (6)		(45)
Victorio Mastellone (3)	68	51
Total	156	10

(1)	Common shareholders

(2)	Partner in Logística La Serenísima S.A. and both Companies share the main trademark "La Serenísima" owned by Mastellone Hermanos S.A.

(3)	Company's shareholder

(4)	Member of the Company's Board of Directors

(5)	Company presided by a member of Mastellone's Board of Directors and shareholder of Dallpoint Investment Ltd.

(6)	Member of Mastellone family

(7)	Company owned by a member of Mastellone family

NOTE 6 – SHAREHOLDERS' EQUITY

On February 8, 2005 the Company's shareholders made irrevocable capital contributions in cash of 42,392 and in shares of Logística La Serenísima S.A. of 5,305, which were accepted by the Board of Directors in the meeting held on the abovementioned date. The amount of the contribution made in shares was provisionally recorded until the final valuation was obtained. On March 31, 2005 the General Ordinary and Extraordinary Shareholders' Meeting approved the capitalization of the irrevocable capital contributions made by the shareholders. A public accountant report determined the final value of the contribution made in shares, therefore capitalizing irrevocable capital contributions in cash and in shares for a total amount of 42,392 and 5,253, respectively.

As of June 30, 2005, subscribed capital amounts to 457,547. There are two classes of Ps. 1 par value common stock, with 5 votes each 194,428 shares, and with 1 vote each 263,119 shares.

Under current Argentine legal regulations, the Company is required to appropriate 5% of its net income per year to a "Legal reserve" and such reserve has to equal 20% of the capital stock (as restated to reflect the effects of inflation). In accordance with the Corporate Law N° 19,550, the Company should apply future earnings in the first term to restore legal reserve amounting to 13,137. The balance of such reserve was applied to absorb accumulated losses as of December 31, 2001 as resolved by the General Shareholders' Meeting held on April 3, 2002.

NOTE 7 – PLEDGED AND RESTRICTED ASSETS

Certain assets owned by the Company are pledged as collateral for bank and financial liabilities, notes payable, and tax debt (tax régime for promoted activities) for a total amount of 73,157 (82,540 as of December 31, 2004). Detail of pledged assets is as follows:

	June 30, 2005	December 31, 2004
Other current receivables	4,062	9,515
Other non-current assets	17,082	17,634
Property, plant and equipment	48,029	97,480
Equity value of holding in subsidiary company Promas S.A. (*)	70,735	69,552

(*) As this is a consolidated subsidiary this item does not appear as an asset.

NOTE 8 – TAX RÉGIME FOR PROMOTED ACTIVITIES

Mastellone Hermanos Sociedad Anónima as an investor in Mastellone San Luis Sociedad Anónima and Promas Sociedad Anónima, pursuant several fiscal laws deferred payment of value added tax and income tax, provided that these amounts are invested in the above-mentioned subsidiaries. These obligations are secured by term deposits, shares of Promas Sociedad Anónima, owned by Mastellone Hermanos Sociedad Anónima, and buildings owned by Mastellone San Luis Sociedad Anónima, as required by applicable regulations.

The taxes referred are recorded as liabilities in the balance-sheets.

The promotional régimes granted to Mastellone San Luis Sociedad Anónima and to Promas Sociedad Anónima implies also the benefit of receiving from the Federal Government an amount in bonds defined in line with the investment to be made, the level of activity, the number of employees and other parameters, at the authorization of the inclusion in such régimes. In each occasion when the Companies have to pay mainly Value added tax (and a minor amount of other national taxes), they apply the above mentioned bonds. At this time, Companies recognize a benefit, which is credited to cost of sales.

NOTE 9 – PURCHASE AND SALES COMMITMENTS

a)	Purchase commitments

•	Since October 1, 2000 the Company and its subsidiaries Frigorífico Rydhans S.A. ("FR") and Mastellone San Luis S.A. ("MSL"), and Danone Argentina S.A. ("DA") as well, agreed that services related to the distribution of dairy and fresh products in the domestic market to be provided by Logística La Serenísima S.A. ("Logística"). On February 8, 2005 the agreement for the provision of those services was renegotiated, extending its term to 36 years counted as from October 1, 2004. As from the date of such renegotiation, the price charged by Logística for its services is calculated based on actual costs plus a 0.1% margin, and some modifications in the allocation of expenses to Logística result in a reduction of costs for MHSA and its two subsidiaries involved in the agreement of about 7%. The agreement provides that if any party (Mastellone Hermanos Sociedad Anónima, FR or MSL) decides to cancel without cause the agreement before the end of the abovementioned term a penalty of US$50,000,000 should be paid to Logística. This penalty would not be applicable if resolution of the contract is due to non-compliance of Logística with its duties under the agreement. Moreover, the same penalty should be paid if one of the above companies produces products of the same nature of those currently marketed by DA.

•	The Company has made an agreement with Con-Ser Sociedad Anónima (Con-Ser) which expires on December 31, 2010 for services of freights and transportation of raw milk, as well as the coordination and technical assistance for recollection of raw milk in the milk farms. Con-Ser manages assets owned by Mastellone Hermanos for rendering the transportation services. Repairs and maintenance expenses are supported by Mastellone Hermanos Sociedad Anónima. Con-Ser charges Mastellone Hermanos Sociedad Anónima the cost of their own freights and those contracted with third parties and a fee for the services of coordination and technical assistance based on a scale linked to the amount of raw milk collected every month. Same service is rendered by Con-Ser for the raw milk purchased by Mastellone Hermanos Sociedad Anónima on behalf of Danone Argentina Sociedad Anónima.

•	During July 2004, the subsidiary company Promas S.A. entered an agreement with Establecimientos Agropecuarios Lar S.A. for the purchase of future olive harvests for a total estimated amount of US$5,200,000.

Additionally, on March 5, 2005 the subsidiary Promas S.A. entered an agreement with Agropecuaria Huaycama S.A. for the manufacturing of 400 tons of extra-virgin olive oil, for the months of March and April 2005. Grinding, processing and preservation price is US$50 each ton; filtering US$3.4 each ton; and fractioning US$0.05 each 500 ml. of bottled oil, and US$0.14 each 3 lt. can. Payment term is 30 days after the process is finished. The agreement, which includes oil's preservation, operates as from the above-mentioned signing date until December 31, 2005.

Moreover, on March 31, 2005 the subsidiary Promas S.A. entered a "multure" agreement with Cerro Plateado S.A. for the manufacturing of 600 tons of extra-virgin olive oil, for the months of April to June 2005. For all tasks involved, the subsidiary will withhold a 15% of the total oil produced. The agreement, which includes oil's preservation, operates for nine months as from the above-mentioned signing date.

b)	Sales commitments

•	The Company has entered into certain term supply agreements through which it procures raw material and provides industrial services to Danone Argentina S.A.

•	The Company has agreed to meet export commitments of powdered milk, fluid milk and whey for a total of approximately 9,237 tons amounting to an estimate of US$15,100,000.

•	The Company has entered into agreements with national and provincial public agencies for the sale of approximately 35,721 tons of powdered and fluid milk amounting to an estimate of 46,100.

c)	Pre-export facility

On December 20, 2004, the Company signed an agreement with Crecera Finance Company LLC, a financial institution based in San Francisco, United States, which provides a committed pre-export facility of US$5 million, valid until December 2006.

NOTE 10 – ALTERNATIVE MINIMUM INCOME TAX

Alternative minimum income tax was established by Law N° 25,063 for the term of ten fiscal years. This tax, which was modified by the Competitiveness Program enacted by Decrees N° 1,054/01 and 1,185/01 until December 31, 2002, is complementary to income tax, since while income tax is calculated based on the year's tax profit, alternative minimum income tax is calculated based on the potential gain derived from certain productive assets at a rate of 1%, the Company's tax debt being the bigger of both amounts. However, when alternative minimum income tax for a fiscal year exceeds income tax, the excess can be computed as a payment in advance for any excess of income tax over alternative minimum income tax that could arise during the following ten fiscal years.

Due to the changes in the economic situation and considering income tax loss carryforwards and the estimated taxable gains that could arise in future years, the Company decided to charge to loss the alternative minimum income tax, by recording an impairment allowance.

NOTE 11 – CLAIM AGAINST A FORMER COMPANY'S SUBSIDIARY

On December 30, 2004, the Company received a letter from Multitrans S.A. – acquirer of Con-Ser S.A., a subsidiary which was sold in 2000 - informing of a claim brought by the Tax Authorities of about 6,300, with respect to certain operations made while Mastellone Hermanos Sociedad Anónima was the owner of Con-Ser S.A. The Company has agreed with Multitrans to work together to contest such claim, and prepare the documents that would evidence the wrongful criteria used by the tax authorities in determining the referred claim. The claim was contested in February 2005; the period of evidence gathering started in March and concluded in July 2005.

NOTE 12 – TRANSACTIONS AND AGREEMENTS CELEBRATED

a)	The following transactions related to Company's trademarks were celebrated during the first quarter of 2005:

•	Assignment of trademark Casancrem to Danone Argentina S.A. – except for certain products already offered with this name by Mastellone Hermanos Sociedad Anónima that will continue being sold by the Company – at a price of US$1,000,000 (collected cash).

•	Assignment of trademark SER (already shared for certain products) to Danone Argentina S.A., for certain new products (not currently sold by the Company or Danone Argentina) at a price of US$500,000 (collected cash).

•	A license for 30 years of trademark Casanto-Casancrem to Danone Argentina S.A. (for products not produced by the Company) for a price of US$500,000 (collected cash).

•	Other agreements that regulate the use of trademarks SER and Casancrem that the Company and Danone Argentina S.A. are and will continue sharing.

•	Agreement with Danone Argentina S.A. ratifying a previous agreement signed in 1999 for the assignment of trademark SER for waters, redefining the scope and terms of such agreement.

Assignment of trademarks totaling US$1,500,000 was credited to income during the first quarter of 2005 (these trademarks do not have a carrying value). License of trademark for 30 years (US$500,000) is recorded as a deferred income to be absorbed during the period of the agreement.

b)	On February 23, 2005, the subsidiary company Frigorífico Rydhans celebrated an agreement for the management of one of its production lines for a period of five years, beginning June 1st, 2005. For this line of production, performance of purchases policies, identification of markets and customers, determination of credit risks and the operating management will be in charge of a third party while control and certain final decisions will remain in hands of the subsidiary company. This project involves the line of cuts of bovine meat to be sold in the domestic market and abroad. Compensation consists of a fixed monthly amount plus success fees, according to an agreed scale. During May and June 2005 Frigorífico Rydhans completed the initial transactions relating to the new activity.

NOTE 13 – SEGMENT INFORMATION

Reporting operating segment information is based on the way that financial information prepared by the entity is organized for senior management for making operating decisions, evaluating performance and allocating resources. Comparative information on prior period on the same basis of segmentation is also presented.

The Company also prepares, for internal reporting purposes, limited financial information (primarily net sales) based on its different markets, including domestic and foreign.

a) Primary segments: business lines

As of and for the period ended June 30, 2005
	Business lines
	Dairy	Meat	Olive	Other	Total
Net sales to external customers	747,923	8,734	57	1,084	757,798
Net intersegment sales	625	219	295		1,139
Interest income	1,898				1,898
Interest expense	(26,649)	(9)			(26,658)
Income tax loss	(1)			(30)	(31)
Extraordinary items	34,739				34,739
Net income (loss) for the period	28,020	(523)	(786)	83	26,794
Assets allocated to the business lines	1,529,984	9,626	78,025	978	1,618,613
Liabilities allocated to the business lines	857,208	2,972	570	308	861,058
Additions to property, plant and equipment	6,494	51	143	173	6,861
Additions to plantations in progress			432		432
Depreciation of property, plant and equipment	49,043	161	139	122	49,465
Amortization of intangible assets	19				19
Amortization of other investments	169				169
Charges not representing uses of cash (except amortization and depreciation)	9,844	39	74	8	9,965
Net domestic sales	658,117	8,734	57	1,084	667,992

As of and for the period ended June 30, 2004
	Business lines
	Dairy	Meat	Olive	Other	Total
Net sales	614,630	3,746		1,032	619,408
Net intersegment sales	40	219			259
Interest income	970				970
Interest expense	(71,886)	(33)			(71,919)
Income tax result	(1)		(181)		(182)
Net income (loss) for the period	(135,076)	(675)	(778)	501	(136,028)
Assets allocated to the business lines	1,705,823	7,870	70,924	1,444	1,786,061
Liabilities allocated to the business lines	1,561,510	1,807	1,130	203	1,564,650
Additions to property, plant and equipment and plantations in progress	4,814		805	60	5,679
Additions to plantations in progress			621		621
Depreciation of property, plant and equipment	50,758	163	27	30	50,978
Amortization of intangible assets	42				42
Amortization of goodwill	1,929				1,929
Amortization of other investments	168				168
Charges not representing uses of cash (except amortization and depreciation)	28,897	55	294	127	29,373
Net domestic sales	530,532	3,746		1,032	535,310

b) Secondary segments: geographic division (client based)

	Geographic division (client based)
Information	Domestic market	Exports	Total
Net sales for the period ended June 30, 2005	667,992	89,806	757,798
Net sales for the period ended June 30, 2004	535,310	84,098	619,408

NOTE 14 – GUARANTOR SUBSIDIARIES

Leitesol Indústria e Comércio S.A. ("LIC"), Mastellone San Luis Sociedad Anónima ("MSL") and Promas Sociedad Anónima ("Promas") guarantee the new Senior Notes (see Note 1). LIC is incorporated in Brazil and MSL and Promas are Argentine companies. LIC, MSL and Promas are wholly owned by Mastellone Hermanos Sociedad Anónima as of June 30, 2005 and the guarantees are full, unconditional joint and several. The condensed consolidated financial information of MHSA, LIC, combined MSL and Promas, and all other consolidated subsidiaries of MHSA is detailed below.

Income statement for the six-month period ended June 30, 2005:

	Mastellone Hermanos S.A. (parent issuer)	Combined MSL and Promas	LIC	All Other Subsidiaries	Consolidation adjustments	Total
Net sales	712,220	56,824	57,990	10,058	(79,294)	757,798
Cost and expenses	(719,245)	(51,303)	(55,516)	(10,561)	79,371	(757,254)
Other income (expenses), net	9,795	(696)		52	(10,776)	(1,625)
Interests and other financial results	(10,715)	1,129	2,258	625	(129)	(6,832)
Income tax				(31)		(31)
Minority interest					(1)	(1)
Extraordinary items	34,739					34,739
NET INCOME (LOSS) FOR THE PERIOD	26,794	5,954	4,732	143	(10,829)	26,794

Balance sheet as of June 30, 2005:

	Mastellone Hermanos S.A. (parent issuer)	Combined MSL and Promas	LIC	All Other Subsidiaries	Consolidation adjustments	Total
Current assets	435,688	34,434	30,484	5,986	(49,403)	457,189
Non-current assets	1,176,452	139,787	6,272	7,554	(168,641)	1,161,424
TOTAL	1,612,140	174,221	36,756	13,540	(218,044)	1,618,613
Current liabilities	225,261	20,872	24,123	9,999	(53,571)	226,684
Non-current liabilities	629,325	729	3,525	795		634,374
Total liabilities	854,586	21,601	27,648	10,794	(53,571)	861,058
Minority interest					1	1
Shareholders' equity	757,554	152,620	9,108	2,746	(164,474)	757,554
TOTAL	1,612,140	174,221	36,756	13,540	(218,044)	1,618,613

Cash flows for the six-month period ended June 30, 2005:

	Mastellone Hermanos S.A. (parent issuer)	Combined MSL and Promas	LIC	All Other Subsidiaries	Consolidation adjustments	Total
Net cash provided by (used in) operating activities	86,910	(3,866)	670	137	(921)	82,930
Net cash (used in) provided by investing activities	(9,821)	(610)	(77)	(224)	5,545	(5,187)
Net cash (used in) provided by financing activities	(1,753)	5,053		580	(5,633)	(1,753)
Icrease (decrease) in cash and cash equivalents	75,336	577	593	493	(1,009)	75,990
Cash and cash equivalents at beginning of year	72,139	798	1,678	1,614		76,229
Cash and cash equivalents at end of period	147,475	1,375	2,271	2,107	(1,009)	152,219

Income statement for the six-month period ended June 30, 2004:

	Mastellone Hermanos S.A. (parent issuer)	Combined MSL and Promas	LIC	All Other Subsidiaries	Consolidation adjustments	Total
Net sales	601,379	38,746	30,780	5,039	(56,536)	619,408
Cost and expenses	(633,995)	(36,850)	(33,220)	(5,183)	57,061	(652,187)
Other income (expenses), net	(10,886)	(802)		71	2,053	(9,564)
Interests and other financial results	(77,537)	323	(951)	(367)		(78,532)
Income tax		(181)		(1)		(182)
Minority interest					18	18
Extraordinary items	(14,989)					(14,989)
NET INCOME (LOSS) FOR THE PERIOD	(136,028)	1,236	(3,391)	(441)	2,596	(136,028)

Balance sheet as of December 31, 2004:

	Mastellone Hermanos S.A. (parent issuer)	Combined MSL and Promas	LIC	All Other Subsidiaries	Consolidation adjustments	Total
Current assets	373,407	18,020	26,295	4,369	(31,689)	390,402
Non-current assets	1,203,362	141,285	6,192	7,642	(156,777)	1,201,704
TOTAL	1,576,769	159,305	32,487	12,011	(188,466)	1,592,106
Current liabilities	214,582	14,100	24,778	7,510	(36,228)	224,742
Non-current liabilities	679,072	588	3,443	2,055	(910)	684,248
Total liabilities	893,654	14,688	28,221	9,565	(37,138)	908,990
Minority interest					1	1
Shareholders' equity	683,115	144,617	4,266	2,446	(151,329)	683,115
TOTAL	1,576,769	159,305	32,487	12,011	(188,466)	1,592,106

Cash flows for the six-month period ended June 30, 2004:

	Mastellone Hermanos S.A. (parent issuer)	Combined MSL and Promas	LIC	All Other Subsidiaries	Consolidation adjustments	Total
Net cash provided by (used in) operating activities	59,840	(2,735)	(136)	(654)	(2,566)	53,749
Net cash (used in) provided by investing activities	(9,603)	(1,506)	(39)	(60)	7,029	(4,179)
Net cash (used in) provided by financing activities	(5,292)	4,093		370	(4,463)	(5,292)
Increase (decrease) in cash and cash equivalents	44,945	(148)	(175)	(344)		44,278
Cash and cash equivalents at beginning of year	155,170	408	1,913	1,120		158,611
Cash and cash equivalents at end of period	200,115	260	1,738	776		202,889

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1933, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Buenos Aires, Argentina.

MASTELLONE HERMANOS S.A.

Buenos Aires, August 10, 2005

By: /s/ RODOLFO GONZÁLEZ Name: Rodolfo González Title: Chief Financial Officer